As filed with the Securities and Exchange Commission on August 13, 1998
                                                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -----------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              -----------------

                           QUEEN SAND RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                                           75-2615565
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                            Identification No.)

                              3500 OAK LAWN AVENUE
                                   SUITE 380
                            DALLAS, TEXAS 75219-4398
                                 (214) 521-9959
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              -----------------

                               ROBERT P. LINDSAY
                            CHIEF OPERATING OFFICER
                              3500 OAK LAWN AVENUE
                                   SUITE 380
                            DALLAS, TEXAS 75219-4398
                           TELEPHONE: (214) 521-9959
                              FAX: (214) 521-9960
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              -----------------

                                    COPY TO:
                               WILLIAM L. BOEING
                             HAYNES AND BOONE, LLP
                                   SUITE 3100
                                901 MAIN STREET
                           DALLAS, TEXAS  75202-3789
                           TELEPHONE: (214) 651-5000
                              FAX: (214) 651-5940

                              -----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                              Proposed Maximum        Proposed Maximum          Amount of
         Title of Each Class             Amount to be        Offering Price Per      Aggregate Offering       Registration
   of Securities to be Registered       Registered (1)           Share (2)                Price (2)                Fee
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock, par value $0.0015
 per share  . . . . . . . . . . .      9,656,438 shares            $7.44                 $71,843,899             $21,194
=============================================================================================================================

(1) Pursuant to Rule 416, the Registration Statement also covers such indeterminate additional shares of Common Stock as may become issuable
         (i) to prevent dilution resulting from stock splits, stock dividends or similar events, or (ii) by reason of changes in the repricing rate of repricing rights, or the exercise price of certain warrants in accordance with the terms thereof.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices reported on the Nasdaq SmallCap Market on August 10, 1998.

                              -----------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  Subject to Completion Dated August 13, 1998

                           QUEEN SAND RESOURCES, INC.

                        9,656,438 SHARES OF COMMON STOCK

         This Prospectus relates to 9,656,438 shares of Common Stock, par value $0.0015 per share (the "Common Stock"), of Queen Sand Resources, Inc., a Delaware corporation ("Queen Sand Resources" and, together with its subsidiaries, the "Company") to be sold by certain stockholders of the Company (each a "Selling Stockholder" and collectively, the "Selling Stockholders") from time to time. See "Selling Stockholders." In addition, pursuant to Rule 416 of the Securities Act of 1933, as amended (the "Securities Act"), this Prospectus also relates to such additional number of shares of Common Stock as may become issuable upon exercise of the repricing rights for shares of Common Stock (the "Repricing Rights") or exercise of the warrants to purchase shares of Common Stock (the "Warrants") issued in connection with the sale of the Common Stock as a result of, among other events, stock splits, stock dividends and anti-dilution adjustment provisions (including by reason of any change in the repricing rate of the Repricing Rights or the exercise price of the Warrants). Under the terms of the Amended and Restated Securities Purchase Agreement dated as of July 8, 1998 among the Company and the Selling Stockholders (the "Purchase Agreement") beginning on November 6, 1998 the Repricing Rights may be exercised for shares of Common Stock (the "Repricing Shares"). In order to account for the fact that the number of Repricing Shares issuable is based in part upon the market price of the Common Stock, the Registration Rights Agreement among the Company and the Selling Stockholders requires the Company to register for resale 5,357,144 shares of Common Stock issuable upon exercise of the Repricing Rights. The number of shares covered by this Prospectus also represents 3,428,574 shares of Common Stock originally issued to the Selling Stockholders under the Purchase Agreement, plus 1,085,000 shares issuable upon exercise of the Warrants, plus 150% of the shares actually issued to cover the exercise of the Repricing Rights. See " Description of Capital Stock -- Repricing Rights."

         All of the shares covered hereby will be sold only by the Selling Stockholders. This Prospectus does not purport to cover the initial issuance by the Company of the shares of Common Stock or the shares of Common Stock upon exercise of the Repricing Rights or the Warrants, but only the reoffer and resale of such shares by the Selling Stockholders or following the exercise, if ever, of Repricing Rights to purchase shares of Common Stock or the exercise, if ever, of Warrants to purchase shares of Common Stock. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders (other than the exercise price payable upon exercise of any Warrants if a non-cashless exercise).

         The Selling Stockholders may without limitation from time to time sell the shares of Common Stock covered by this Prospectus to or through one or more underwriters, and may also sell shares of Common Stock directly to other purchasers or through agents, on the Nasdaq SmallCap Market in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to the then prevailing market price or at negotiated prices. See "Plan of Distribution."

         The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "QSRI."

         SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                              -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -----------------

          The date of this Prospectus is                        , 1998

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR
MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO
WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS
UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER
SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO
CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE
INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT ITS DATE.

                              -----------------

                               TABLE OF CONTENTS

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Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Incorporation of Certain Documents by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
Disclosure of Commission Position on Indemnification for Securities Act Liabilities . . . . . . . . . . . . . . . . .  36
Certain Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

                              -----------------

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site at http: / / www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, the Common Stock of the Company is traded on the Nasdaq SmallCap Market under the symbol "QSRI" and reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the

Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including exhibits thereto, can be inspected and copied at the Commission's public reference facilities and regional offices and at the offices of the National Association of Securities Dealers, Inc. referred to above in Washington, D.C., at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997,as amended by Annual Report on Form 10-KSB/A filed April 23, 1997, (ii) Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997, (iii) Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997, (iv) Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998, (v) Current Report on Form 8-K dated February 20, 1997, as amended by Current Report on Form 8-K/A-1 dated March 26, 1997, (vi) Current Report on Form 8-K dated July 21, 1997, (vii) Current Report on Form 8-K dated August 14, 1997, (viii) Current Report on Form 8-K dated September 11, 1997, (ix) Current Report on Form 8-K dated December 24, 1997, (x) Current Report on Form 8-K dated March 3, 1998, (xi) Current Report on Form 8-K dated March 19, 1998, as amended by Current Report on Form 8-K/A filed April 27, 1998, and Current Report on Form 8-K/A-2 filed June 8, 1998, (xii) Current Report on Form 8-K dated May 18, 1998, (xiii) Current Report on Form 8-K dated July 8, 1998 and
(xiv) the description of the Common Stock contained in the Company's Registration Statement on Form 10-SB/A, filed January 23, 1997, including any amendments or reports filed hereafter for the purpose of updating such description.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of shares of Common Stock made hereby shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed superseded or modified for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company, 3500 Oak Lawn, Suite 380, Dallas, Texas 75219-4398, Attention: Corporate Secretary. Telephone requests may be directed to William W. Lesikar, Vice President-Finance of the Company, at (214) 521-9959.

                                  THE COMPANY

         The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) and pro forma condensed consolidated financial information incorporated by reference in this Prospectus. Except as otherwise indicated, each reference herein to "pro forma" or "pro forma basis" shall mean that the results for the stated period or other data have been adjusted to reflect (i) the Morgan Property Acquisition (defined herein),(ii) the NASGAS Property Acquisition (defined herein), (iii) the Collins and Ware Property Acquisition (defined herein) (together with the Morgan Property Acquisition and the NASGAS Property Acquisition, the "Property Acquisitions"), (iv) the Offerings (defined herein) and the application of the estimated net proceeds therefrom, and (iv) the termination of $125.0 million of a LIBOR interest rate swap agreement at a cost to the Company of approximately $3.5 million. Certain terms used in this Prospectus are defined in the section "Certain Definitions" included herein.

         Queen Sand Resources is an independent energy company which emphasizes growth in oil and natural gas reserves and production volumes through the acquisition, exploitation and development of on-shore oil and natural gas properties located in the United States. Since August 1994 through the date of this Prospectus, the Company has grown primarily through 19 acquisitions of oil and natural gas properties for aggregate consideration of approximately $160.0 million. As a result of the Company's activities to date, it has assembled a geographically and geologically diverse property base, characterized by long-lived production and multiple opportunities for further development, exploitation and exploration. As of July 31, 1998, the officers and directors of the Company collectively had a beneficial interest in approximately 26.6% of the Company's voting capital stock, and Joint Energy Development Investments Limited Partnership ("JEDI"), an affiliate of Enron Corp. ("Enron"), holds approximately 30.3% of the Company's voting capital stock.

         The Company's objective is to increase its reserves, production, earnings, cash flow and net asset value through a growth strategy that seeks to maintain a diversified portfolio of oil and natural gas reserves with stable production and operating characteristics. The Company seeks to achieve this objective through a balanced mix of oil and natural gas property acquisitions coupled with the development and exploitation of its reserve base. The Company evaluates potential acquisition properties based on their particular impact upon the Company's portfolio of reserves. The Company focuses on low reserve replacement costs, long reserve life, an inventory of attractive development and exploitation projects, and the potential for reserve and production growth. For instance, in the April 1998 Morgan Property Acquisition, the Company acquired certain oil and natural gas property interests representing proved reserves of 149.5 Bcfe, of which 76% was classified as proved developed producing. This acquisition provided the Company with stable, long-lived production and cash flow to develop and exploit its inventory of non-producing reserves. In the March 1998 NASGAS Property Acquisition, the Company acquired certain natural gas properties with attractive development potential and approximately 36.8 Bcfe of proved reserves, of which 91% was classified as non-producing. The Company intends to fully develop these reserves by drilling primarily low-risk development wells.

         The Company's properties are diversified across 114 producing fields which are located principally in the southwestern United States. The Company's interests in the Gilmer Field in East Texas, the J.C. Martin and the Lopeno/Volpe Fields in South Texas, and the Caprock Field in New Mexico represent approximately 58% of its pro forma proved reserves (on a SEC PV-10 basis). In addition, the Company has substantial operations in Oklahoma, Kentucky and Louisiana.

                               BUSINESS STRATEGY

         The Company's strategy is to increase its reserves, production, earnings, cash flow and net asset value by (i) acquiring strategic oil and natural gas properties in a disciplined manner, (ii) developing, exploiting and exploring its properties, (iii) achieving low operating costs and (iv) maintaining financial flexibility.

         o Strategic Acquisitions. The Company has a successful track record of increasing its reserves through acquisitions, having added an estimated 257.4 Bcfe of proved reserves from 19 acquisitions for aggregate consideration of $160.0 million or $0.62 per Mcfe since commencing operations in August 1994 through the date of this Prospectus. The Company seeks to expand its diversified, long-lived portfolio of oil and natural gas properties by acquiring producing properties with
                 (i) identified development and exploitation potential, (ii) controlled-risk exploration potential, (iii) historically low operating expenses, or the opportunity to reduce operating expenses, and (iv) geological, geophysical and other technical and operating characteristics with which management of the Company has expertise. The Company applies strict economic and reserve risk criteria in evaluating acquisitions of oil and natural gas properties.

         o Development, Exploitation and Exploration. The Company seeks to maximize the value and cash flow of its oil and natural gas properties through development drilling, workovers, recompletions, enhanced recovery techniques and reductions in operating costs. The Company has identified over 234 potential development and exploitation locations on its existing portfolio of properties. The Company currently plans to spend approximately $21.4 million to drill or participate in the drilling of approximately 160 wells through June 30, 1999. The Company also continually evaluates and pursues exploitation opportunities, including workover and recompletion projects. The Company expects to spend approximately $4.8 million on these exploitation projects through June 30, 1999. Although the Company could increase its exploration drilling activity in the future, its current strategy includes only limited investments in exploratory projects.

         o Low Operating Costs. The Company's goal is to achieve a lower operating expense on a per unit (Mcfe) basis than that of its peers. The Company is pursuing this objective by emphasizing cost controls in its field operating expenses and acquiring properties with low operating costs while increasing existing production through development drilling and effective workover and well maintenance programs.

         o Financial Flexibility. The Company is committed to maintaining financial flexibility, which management believes is important for the successful implementation of its growth strategy. In implementing this strategy, the Company intends to continue using a mixture of debt and equity. Consistent with this financial strategy, the Company raised an aggregate of approximately $65.2 million in equity capital from August 9, 1994 through June 30, 1998. On July 8, 1998 and July 20, 1998 the Company issued an aggregate of 3,428,574 shares of Common Stock for $24 million cash and two holders of warrants exercised their warrants and certain maintenance rights to purchase an aggregate of 3,074,236 shares of stock for an aggregate exercise and purchase price of $8.5 million. As of July 31, 1998, the Company had approximately $14.7 million available under its Amended and Restated Credit Agreement (the "Credit Agreement") and $10.0 million available under its revolving credit facility (the "ECT Revolving Credit Agreement") with Enron Capital & Trade Resources Corp. ("ECT"). In general, the Company strives to maintain a balanced asset/liability management program by matching long-lived reserves with extended maturity liabilities. Furthermore, the Company seeks to mitigate the effect of decreases in commodity prices by utilizing hedging instruments. The Company has also entered into, and may in the future utilize, interest rate hedges.

         The Company's principal executive offices and mailing address are 3500 Oak Lawn Avenue, Suite 380, Dallas, Texas 75219-4398 and its telephone number at that address is (214) 521-9959.

                           FORWARD-LOOKING STATEMENTS

         This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which can be identified by the use of forward-looking terminology such as, "may," "believe," "expect," "intend," "plan," "seek," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact included or incorporated by reference in this Prospectus, including without limitation, statements regarding the financial position and liquidity of the Company, the volume or discounted present value of its oil and natural gas reserves, its ability to service its indebtedness, its strategic plans including its ability to locate and complete acquisitions of, and to develop, oil and natural gas assets and other matters, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for oil and natural gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploitation and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                              RECENT DEVELOPMENTS

RECENT PROPERTY ACQUISITIONS

Morgan Property Acquisition

         On April 20, 1998, the Company acquired certain non-operated, net profits interests ("NPIs") and royalty interests revenues ("RIs"; together with the NPIs, the "Morgan Properties") for gross cash consideration of $150.0 million (net consideration is currently estimated to be approximately $133.3 million after adjustments for net profits interests and royalty interests revenues and capital expenditures since October 1, 1997, the effective date of the purchase) from pension funds managed by J.P. Morgan Investments (the "Morgan Property Acquisition"). The Morgan Property Acquisition was financed with borrowings under the Amended and Restated Credit Agreement dated as of April 17, 1998, as amended (the "Credit Agreement") with Bank of Montreal, as Agent, and certain lenders thereunder and two subordinated bridge credit facilities (the "Debt Bridge Facility" and the "Equity Bridge Facility" and collectively, the "Bridge Facilities") arranged by Bank of Montreal. The oil and natural gas properties burdened by the Morgan Properties (collectively, the "Underlying Properties") are primarily located in East Texas, South Texas and the mid-continent region of the United States. According to Ryder Scott Company ("Ryder Scott"), independent petroleum engineers, as of December 31, 1997, the Morgan Properties contained proved reserves of 124.1 Bcf of natural gas and 3.6 MMBbls of oil (aggregating 145.6 Bcfe), of which approximately 76% was classified as proved developed producing. The Company estimates that as of the effective date of the Morgan Property Acquisition, the proved reserves attributed to the Morgan Properties were 149.5 Bcfe.

         The Company believes that the Morgan Property Acquisition provides it with certain benefits, including (i) the enhancement of the Company's portfolio of high quality reserves with long production histories and low operating costs, (ii) additional cash flow to fund development and exploitation projects,
(iii) the enhancement of its operational base to grow through further acquisitions, (iv) significant additional development and exploitation opportunities and (v) additional geographic core concentration of the Company's existing properties and operational capabilities. Although the Company did not acquire direct working interests in the wells located on the Underlying Properties, the Company believes that its significant interests in certain key Underlying Properties will enable the Company to influence the timing and manner of development and exploitation of such key properties.

NASGAS Property Acquisition

         On March 9, 1998 (with an effective date of January 1, 1998), the Company purchased certain operated natural gas properties in western Kentucky for net cash consideration of $450,000 and 337,500 shares of the Company's Common Stock (the "NASGAS Property Acquisition"). The acquired properties are comprised of interests in 21 gross wells (12.6 net) and 61,421 gross acres (36,858 net) (the "NASGAS Properties"). According to H.J. Gruy and Associates, Inc. ("H.J. Gruy"), independent petroleum engineers, the proved reserves attributed to the NASGAS Properties as of December 31, 1997, were 36.8 Bcf, 100% of which was natural gas, and 9% proved developed producing. The Company believes the NASGAS Property Acquisition provides it with certain benefits, including a large inventory of low-cost, low-risk development drilling opportunities.

Collins and Ware Property Acquisition

         On August 1, 1997, the Company purchased certain operated oil and natural gas properties for cash consideration (net of production subsequent to the February 1, 1997 effective date) of approximately $6.0 million and 1,000,000 shares of the Company's Common Stock (the "Collins and Ware Property Acquisition"). The acquired properties were comprised of interests in 77 gross (12.4 net) wells located in New Mexico, Texas and Oklahoma (the "Collins and Ware Properties"). The Company estimates that as of February 1, 1997, the proved reserves attributed to the Collins and Ware Properties were 7.3 Bcfe.

THE OFFERINGS

         On July 8, 1998, the Company completed a private placement (the "Note Offering") of $125,000,000 principal amount of its 12 1/2% Senior Notes due 2008 (the "Notes"). In addition, on July 8, 1998 and July 20, 1998, the Company completed private placements of Common Stock (collectively, the "Private Equity Placements," and, together with the Note Offering, the "Offerings").

         Pursuant to the Note Offering, the Company issued and sold the Notes to certain institutional buyers pursuant to Rules 144A and Regulation D promulgated under the Securities Act. The Notes mature on July 1, 2008, and interest on the Notes is payable semiannually on January 1 and July 1 of each year, commencing January 1, 1999 at the rate of 12 1/2% per annum. The payment of the Notes is guaranteed (the "Subsidiary Guarantees") by the Company's three operating subsidiaries (the "Subsidiary Guarantors").

         The net proceeds received by the Company from the Offerings completed on July 8, 1998 of approximately $144.5 million and on July 20, 1998 of approximately $6.9 million were used to repay indebtedness outstanding under the Company's Credit Agreement and to repay indebtedness outstanding under the Bridge Facilities. Substantially all of this indebtedness was incurred to fund the Morgan Property Acquisition. As of July 31, 1998, the amount of indebtedness outstanding under the Credit Agreement was $10.3 million.

                                  RISK FACTORS

         Prospective investors should carefully consider, among other things, the following factors in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

EFFECTS OF LEVERAGE

         On a pro forma basis (which also reflects a non-cash full cost ceiling writedown of $21.0 million) giving effect to the Offerings, at March 31, 1998, the Company's ratio of total indebtedness to total capitalization would have been 84%. On a pro forma basis for the nine months ended March 31, 1998, giving effect to the Offerings and the Property Acquisitions, the Company's consolidated total interest coverage ratio would have been 1.7:1.0. The Company intends to incur additional indebtedness in the future as it executes its acquisition and exploitation strategy. See "-- Substantial Capital Requirements."

         The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to oil and natural gas prices, the Company's level of production, general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by some or all of these factors.

         The Company's level of indebtedness will have several important effects on its future operations, including (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) covenants contained in the Company's debt obligations will require the Company to meet certain financial tests, and other restrictions will limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its businesses, including possible acquisition activities and (iii) the Company's ability to obtain additional financing in the future may be impaired. The Company has experienced financial covenant defaults under the Credit Agreement, which defaults were waived by its lender. While the Credit Agreement reflects revised financial covenant terms which the Company believes it can meet for the foreseeable future, there can be no assurance that the Company will not default on its financial covenants under the Credit Agreement or the ECT Revolving Credit Agreement or that the lenders will waive any such defaults. A default under the Credit Agreement or the ECT Revolving Credit Agreement would permit the lenders to accelerate repayments of their loans and to foreclose on the collateral securing the loans, including the Company's oil and natural gas properties.

HOLDING COMPANY STRUCTURE

         Queen Sand Resources is a holding company, the principal assets of which consist of equity interests in its subsidiaries. Accordingly, Queen Sand Resources derives all of its revenues from the operations of its subsidiaries. As a result, Queen Sand Resources will be dependent on the earnings and cash flow of, and dividends and distributions or advances from, its subsidiaries to provide the funds necessary to meet its debt service obligations. The payment of dividends from the subsidiaries to Queen Sand Resources and the payment of any interest on or the repayment of any principal of any loans or advances made by Queen Sand Resources to any of its subsidiaries may be subject to statutory restrictions and are contingent upon the earnings of such subsidiaries.

         The Notes issued pursuant to the Note Offering are senior unsecured obligations of Queen Sand Resources. The Notes rank pari passu with any existing and future unsubordinated indebtedness of Queen Sand Resources, but are effectively subordinated to the rights of holders of secured unsubordinated indebtedness of Queen Sand Resources to the extent of the value of the collateral securing such indebtedness. The Notes rank senior to all unsecured subordinated indebtedness of Queen Sand Resources. The Notes are jointly, severally and unconditionally guaranteed by each of the existing and future Restricted Subsidiaries of the Company. The Subsidiary Guarantees are senior unsecured obligations of the Subsidiary Guarantors and rank pari passu with any existing and future unsubordinated indebtedness of the Subsidiary Guarantors, but are effectively subordinated to the rights of holders of secured unsubordinated indebtedness of the Subsidiary Guarantors to the extent of the value of the collateral securing such indebtedness. As of June 30, 1998, on a pro forma basis after giving effect to the Offerings and the application of the net proceeds therefrom, there would have been approximately $3.1 million of unsubordinated indebtedness for money borrowed by Queen Sand Resources and the Subsidiary Guarantors, all of which was secured indebtedness, and approximately $4.5 million of general unsecured trade indebtedness and other liabilities of Queen Sand Resources and the Subsidiary Guarantors (excluding approximately $31.9 million of available borrowings and letters of credit under the Company's credit facilities). The indenture governing the Notes limits the ability of Queen Sand Resources and the Subsidiary Guarantors to incur additional indebtedness. The Company intends to incur additional indebtedness, including secured indebtedness, in the future as it executes its business strategy. In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding regarding the Company, or upon acceleration of any Company indebtedness due to an event of default, the assets of Queen Sand Resources will be available for distribution to holders of Common Stock only after all indebtedness of Queen Sand Resources has been paid in full in cash, and the assets of each subsidiary will be available for distribution to Queen Sand Resources only after all indebtedness of such subsidiary has been paid in full in cash. Accordingly, there may not be sufficient assets remaining for distribution to holders of Common Stock.

         The ability of Queen Sand Resources to comply with the provisions of the Credit Agreement and the ECT Revolving Credit Agreement or any other secured indebtedness may be affected by events beyond Queen Sand Resource's control. The breach of any such provisions could result in a default under the Credit Agreement and the ECT Revolving Credit Agreement or any other secured indebtedness, in which case, depending on the actions taken by the lenders thereunder, or their successors or assignees, such lenders could elect to declare all amounts borrowed under the Credit Agreement and the ECT Revolving Credit Agreement or any other secured indebtedness, together with accrued interest, to be due and payable. Such lenders could then proceed to foreclose against any collateral securing the payment of such indebtedness, which collateral would constitute a significant portion or all of the Company's assets.

VOLATILITY OF OIL AND NATURAL GAS PRICES

         The Company's financial condition, operating results and future growth are substantially dependent upon commodity prices and demand for oil and natural gas. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuation in response to market uncertainty, changes in supply and demand and a variety of additional factors, all of which are beyond the control of the Company. These factors include domestic and foreign political conditions, the overall supply of, and demand for, oil and natural gas, the price of imports of oil and natural gas, weather conditions, the price and availability of alternative fuels and overall economic conditions. The Company's future financial condition and results of operations will be dependent, in part, upon the prices received for the Company's oil and natural gas production, as well as the costs of acquiring, finding, developing and producing reserves. In order to reduce its exposure to price risks in the sale of its oil and natural gas, the Company has entered into and may in the future enter into hedging contracts. See "-- Risks of Hedging Activities." Furthermore, the prices paid for the Company's share of oil and natural gas production depends in part upon the availability, proximity and capacity of gathering systems. The Company's current production is predominantly weighted toward natural gas, making earnings and cash flow more sensitive to natural gas price fluctuations. On a pro forma basis giving effect to the Property Acquisitions for fiscal 1997, the Company has estimated that a $0.10 per Mcf change in natural gas prices would have resulted in a $1.4 million difference in the Company's EBITDA, and a $1.00 per Bbl change in oil prices would have resulted in a $690,000 difference in the Company's EBITDA. The Company's ability to repay outstanding amounts under the Credit Agreement, the ECT Revolving Credit Agreement and the Notes, as well as the Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms, are also substantially dependent upon oil and natural gas prices. See "-- Substantial Capital Requirements."

REPLACEMENT AND EXPANSION OF RESERVES

         The Company's financial condition and results of operations depend substantially upon its ability to acquire or find and successfully develop additional oil and natural gas reserves. The proved reserves of the Company will generally decline as its reserves are produced, except to the extent that the Company acquires properties containing proved reserves or conducts successful development, exploitation or exploration activities. The decline rate varies depending upon reservoir characteristics and other factors. Without reserve additions in excess of production through acquisition or exploitation and development activities, the Company's reserves and production will decline over time. There can be no assurance that the Company will be able to economically find and develop or acquire additional reserves to replace its current and future production.

ACQUISITION RISKS

         The Company expects to continue to evaluate and pursue acquisition opportunities, primarily in the mid-continent and southwest regions of the United States. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. This assessment is necessarily inexact and its accuracy is inherently uncertain. In connection with such an assessment, the Company performs a review it believes to be generally consistent with industry practices. This review, however, will not reveal all existing or potential problems, nor will it permit the Company to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections generally are not performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may not be willing or financially able to give contractual protection against such problems, and the Company may decide to assume environmental and other liabilities in connection with acquired properties. There can be no assurance that the Company's acquisitions will be successful. Any unsuccessful acquisition could have a material adverse effect on the Company's financial condition and results of operations.

         The Morgan Property Acquisition represents the largest acquisition undertaken by the Company to date and represents a major step in the Company's growth strategy. However, the increased size of the Company and its scope of operations will present significant challenges to the Company due to the increased time and resources required in the management effort. Accordingly, there can be no assurance that the future operations of the Company can be effectively managed to realize the goals anticipated of the Property Acquisitions. In addition, the management of the existing asset base and the continued growth and expansion of the Company will depend, among other factors, on the Company's ability to recruit and retain skilled and experienced management and technical personnel. There can be no assurance that the Company will be successful in such efforts.

DRILLING AND OPERATING RISKS

         The Company's oil and natural gas business is also subject to all of the operating risks associated with the drilling for and production and secondary recovery of oil and natural gas, including, but not limited to, uncontrollable flows of oil, natural gas, brine or well fluids (including fluids used in waterflood activities) into the environment (including groundwater contamination), fires, explosions, pollution and other risks, any of which could result in substantial losses to the Company. Drilling activities are subject to many risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. The Company anticipates drilling or participating in the drilling of a substantially greater number of wells over the next 12 to 18 months than it has in the past. There can be no assurance that new wells drilled or participated in by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, many of which are beyond its control, including economic conditions, mechanical problems, pressure or irregularities in formations, title problems, weather conditions, compliance with governmental requirements and shortages in or delays in the delivery of equipment and services. The Company's future drilling activities may not be successful. Lack of drilling success could have a material adverse effect on the Company's financial conditions and results of operations.

         In addition to the substantial risk that wells drilled will not be productive, hazards such as unusual or unexpected geologic formations, pressures, downhole fires, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or wells fluids, pollution and other environmental risks are inherent in oil and natural gas development, exploitation, exploration, production and gathering. These hazards could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. The Company carries insurance that it believes is in accordance with customary industry practices, but, as is common in the oil and natural gas industry, the Company does not fully insure against all risks associated with its business either because such insurance is not available or because the cost thereof is considered prohibitive. The occurrence of an event that is not covered, or not fully covered by insurance, could have a material adverse effect on the Company's financial condition and results of operations.

         There are certain risks associated with secondary recovery operations, especially the use of waterflooding techniques, and drilling activities in general. Waterflooding involves significant capital expenditures and uncertainty as to the total amount of secondary reserves that can be recovered. In waterflood operations, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any increase in production that may result. The unit production costs per barrel of waterflood projects are generally higher during the initial phases of such projects due to the purchase of injection water and related costs, as well as during the later stages of the life of the project. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the porosity and permeability of the formation, the technique used and the location of injection wells.

SUBSTANTIAL CAPITAL REQUIREMENTS

         The Company's strategy of acquiring, developing and exploiting oil and natural gas properties is dependent upon its ability to obtain financing for any such expenditures. The Company expects to utilize its Credit Agreement and the ECT Revolving Credit Agreement to borrow a significant portion of the funds required. The Credit Agreement limits the amounts the Company may borrow thereunder to amounts, determined by the lenders in their sole discretion, based upon projected net revenues from the Company's oil and natural gas properties and restricts the amounts the Company may borrow under other credit facilities. As of June 30, 1998, after giving effect to the Offerings and the application of the net proceeds thereof, the Company believes it would be able to borrow up to approximately $25.0 million (of which approximately $3.1 million will be outstanding on a pro forma basis) under the Credit Agreement. The lenders can adjust the borrowings permitted to be outstanding under the Credit Agreement and under the ECT Revolving Credit Agreement semi-annually. The lenders require that outstanding borrowings in excess of the borrowing limit be repaid ratably over a period no longer than six months. No assurances can be given that the Company will be able to make any such mandatory principal payments required by the lenders. The Company could, under certain circumstances, borrow under the ECT Revolving Credit Agreement up to the lesser of $10.0 million or 40% of the borrowing base established under the Credit Agreement.

         Any future acquisition by the Company requiring financing in excess of the amount then available under the Credit Agreement or the ECT Revolving Credit Agreement will depend upon the lenders' evaluations of the properties proposed to be acquired.

UNCERTAINTY OF ESTIMATES OF PROVED RESERVES AND FUTURE NET REVENUES

         There are numerous uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth in this Prospectus are only estimates. Although the Company believes such estimates to be reasonable, reserve estimates are imprecise and may be expected to change as additional information becomes available. Estimates of oil and natural gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data, as well as the projection of future rates of production and the timing of development expenditures. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be exactly measured. Therefore, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and such estimate is a function of the quality of available data and of engineering and geological interpretation and judgment and the future net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times may vary substantially. There also can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves will be developed within the periods anticipated. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct. The Company emphasizes with respect to the estimates prepared by independent petroleum engineers that SEC PV-10 should not be construed as representative of the fair market value of the proved oil and natural gas properties belonging to the Company since discounted future net cash flows are based upon projected cash flows which do not provide for changes in oil and natural gas prices or for escalation of expenses and capital costs. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Actual future prices and costs may differ materially from those estimated.

NATURE OF THE NET PROFITS INTERESTS AND ROYALTY INTERESTS

         General. As a result of the Morgan Property Acquisition, a substantial portion of the Company's oil and natural gas property interests are in the Form of NPIs and RIs. The NPIs were conveyed by various assignors (collectively, the "Assignors") to the Company from such Assignor's net revenue interest (generally, a leasehold working interest less lease burdens) in the Underlying Properties. These various conveyances (collectively, the "Conveyances") were designed to be conveyances of interests in real property. As the owner of NPIs, the Company does not have the direct right to drill or operate wells or to cause third parties to propose or drill wells on the Underlying Properties. If an Assignor or any other working interest owner proposes to drill a well on the Underlying Properties, then each respective Assignor is obligated to give the Company notice of such proposal. Under the applicable ancillary agreements pertaining to each Conveyance of a NPI (the "Ancillary Agreements"), the Company will then have the option to pay the Applicable Percentage (as defined in the Ancillary Agreement) of the respective Assignor's working interest share of the expenses of any well that is proposed, and thereby become entitled to a NPI equal to the Applicable Percentage multiplied by the Assignor's net revenue interest in that well. However, if an Assignor elects not to participate in the drilling of a well, the Company will be denied the opportunity to participate in that well. Moreover, if an Assignor owns less than a 100% working interest in a proposed well, and the other owners of working interests with respect to such well elect not to participate in the well, the well will not be drilled unless a means of funding the costs allocable to the working interest owners who do not elect to participate in the well is effectuated. The financial strength and the competence of the various Assignors, and to a lesser extent the financial strength and the competence of other parties owning working interests in the Underlying Properties, may have an effect on when and whether wells get drilled on the Underlying Properties, and on whether operations are conducted in a prudent and competent manner. Finally, the NPIs were created subsequent and subject to the various operating agreements that cover and govern operations on the properties. Possible consequences of the NPIs being subject to the applicable operating agreements include: (i) if an Assignor elects not to participate in a major operation, the entire original interest of the Assignor (including the NPI) will be relinquished to the consenting parties under the "non-consent penalty" provisions of the standard Form operating agreements that govern operations on most of the Underlying Properties and (ii) if an Assignor fails to pay its share of costs arising under an operating agreement, the entire original interest of the Assignor (including the NPIs) will be encumbered by the operator's lien. Because the NPI may not burden every well covered by an operating agreement, the NPI could arguably be encumbered by the operator's lien securing obligations incurred by an Assignor on wells in which the Company does not own a NPI. See "Recent Developments -- Recent Property Acquisitions."

         In the past, certain of the operators and/or Assignors on the Morgan Properties have experienced financial difficulties, including bankruptcy. Further, in at least one instance an operator has claimed a right to setoff against the Company's revenue stream from certain properties for unpaid bills arising from the nonpayment by a bankrupt Assignor.

         The RIs are comprised largely of term royalty interests, the duration of which is the same as the oil and natural gas lease to which it pertains. A smaller group of RIs are perpetual royalty interests which entitle the owner thereof to a share of production from the Underlying Properties under both the current oil and gas lease and any replacement or successor oil and natural gas lease. In all cases, the RIs are non-operating interests, have little or no influence over oil and natural gas development or operation on the lands they burden and should be free of costs or liabilities arising from operations by the working interest owners.

         Sale and Abandonment of Underlying Properties.   An Assignor (and any
subsequent transferee of an Assignor) has the right to abandon any well or working interest included in the Underlying Properties if, in its opinion, such well or property ceases to produce or is not capable of producing in commercially paying quantities. The Company may not control the timing of plugging and abandoning wells. The Conveyances provide that Assignor's working interest share of the costs of plugging and abandoning uneconomic wells will be deducted in calculating net cash flow from the property.

         The Assignor may sell the Underlying Properties, subject to and burdened by the RIs, without the consent of the Company. Accordingly, there exists the risk that the Underlying Properties could be transferred to a party with a weaker financial profile.

         Litigation. The landowner royalty on the J.C. Martin Field is currently subject to a lawsuit that may create uncertainty regarding the Company's title to its royalty interest. The Company believes the suit is without merit and a favorable order of summary judgment has been rendered in favor of the pension funds managed by J.P. Morgan Investments. However, that order may be appealed. The purchase agreement for the purchase of the Morgan Properties provides for the escrow of $8.0 million of the purchase price. In the event the summary judgment is later overturned and a judgment is later entered against the pension funds managed by J.P. Morgan Investments (or the Company as successor owner) rescinding the original transaction whereby the pension funds managed by J.P. Morgan Investments acquired their interest, the escrowed monies would be returned to the Company and the Company would convey its property interest to the plaintiff.

         Certain Bankruptcy Issues. Although the matter is not entirely free from doubt, the Company believes that the Morgan Properties should constitute real property interests under applicable state law. Consistent therewith, the Conveyances state that the NPIs constitute real property interests and were recorded in the appropriate real property records of the states in which the Underlying Properties are located. If, during the term of the NPIs, an Assignor becomes involved as a debtor in bankruptcy proceedings, it is not entirely clear that all of the NPIs would be treated as real property interests under the laws of such states. If in such a proceeding a determination were made that the NPIs constitute real property interests, the NPIs should be unaffected in any material respect by such bankruptcy proceeding. If in such a proceeding a determination were made that the NPIs constitute an executory contract (a term used, but not defined, in the United States Bankruptcy Code to refer to a contract under which the obligations of both the debtor and the other party to such contract are so unsatisfied that the failure of either to complete performance would constitute a material breach excusing performance by the other) and not a real property interest under applicable state law, and if such contract were not to be assumed in a bankruptcy proceeding involving an Assignor, the Company would be treated as an unsecured creditor of such Assignor with respect to such NPI in the pending bankruptcy.

FINANCIAL REPORTING IMPACT OF FULL COST METHOD OF ACCOUNTING

         The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and natural gas reserves are capitalized into a "full cost pool" as incurred, and properties in the pool are depleted and charged to operations using the unit-of-production method based on the ratio of current production to total proved oil and natural gas reserves. To the extent that such capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes exceed the SEC PV-10 of estimated future net cash flow from proved reserves of oil and natural gas, and the lower of cost or fair value of unproved properties after income tax effects, such excess costs are charged to operations. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date even if oil or natural gas prices increase. Significant downward revisions of quantity estimates or declines in oil and natural gas prices from those in effect on December 31, 1997 which are not offset by other facts could result in a write-down for impairment of oil and natural gas properties.

         On a pro forma basis at March 31, 1998, the Company's oil and natural gas properties had a carrying value, net of accumulated depreciation, depletion and amortization charges of approximately $163.7 million. The pro forma Standardized Measure of oil and natural gas properties at March 31, 1998 was approximately $142.7 million. This would have caused the Company to take a pro forma provision for non-cash impairment of value at March 31, 1998 of approximately $21.0 million. The amount of the writedown, if any, which will be recorded will be largely dependent upon the prevailing market prices of oil and natural gas at June 30, 1998.

COMPETITION

         The Company encounters substantial competition in acquiring properties, marketing oil and natural gas, securing equipment and personnel, and operating its properties. The competitors in acquisitions, development, exploration and production include major oil companies, numerous independent oil and natural gas companies, individual proprietors and others. Many of these competitors have financial and other resources which substantially exceed those of the Company and have been engaged in the energy business for a much longer time than the Company. Therefore, competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties or prospects than the financial or personnel resources of the Company will permit.

GOVERNMENT LAWS AND REGULATIONS

         The Company's operations are affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, oil and natural gas production, operations and economics are or have been affected by price controls, taxes and other laws relating to the oil and natural gas industry, by changes in such laws and by changes in administrative regulations. The Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on its business or financial condition. See "-- Regulations -- General Federal and State Regulation."

         The Company's operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. The Company believes that compliance with such laws has had no material adverse effect upon the Company's operations to date, and that the cost of such compliance has not been material. Nevertheless, the discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities on the part of the Company to the government and third parties and may require the Company to incur costs of remediation. Additionally, from time to time the Company has agreed to indemnify both sellers of producing properties from whom the Company acquires reserves and purchasers of properties from the Company against certain liabilities for environmental claims associated with the properties being purchased or sold by the Company. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not materially adversely affect the Company's operations and financial condition or that material indemnity claims will not arise against the Company with respect to properties acquired or sold by the Company. See "-- Regulations -- Environmental Regulation."

RISKS OF HEDGING ACTIVITIES

         In order to reduce its exposure to price risks in the sale of its oil and natural gas, the Company has entered into and may in the future enter into hedging contracts. The Company's hedging contracts apply to only a portion of its production and provide only limited price protection against fluctuations in the oil and natural gas markets. If the Company's reserves are not produced at rates equivalent to the hedged position, the Company would be required to satisfy its obligations under its hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of its own production. Further, the terms under which the Company enters into hedging contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation costs to delivery points. Substantial variations between the assumptions and estimates used by the Company and actual results experienced could materially adversely affect the Company's anticipated profit margins and its ability to manage the risks associated with fluctuations in oil and natural gas prices. See "-- Uncertainty of Estimates of Proved Reserves and Future Net Revenues." Additionally, to the extent that the Company enters into hedging contracts, it may be prevented from realizing the benefits of price increases above the level of the hedges. Such hedging contracts are also subject to the risk that the other party may prove unable or unwilling to perform its obligations under such contracts. Any significant nonperformance could have a material adverse effect on the Company's financial condition and results of operations.

SIGNIFICANT NUMBER OF AUTHORIZED BUT UNISSUED SHARES

         The Board of Directors has total discretion in the issuance of any shares of Common Stock and Preferred Stock which may be issued in the future. The Company is authorized to issue 100,000,000 shares of its Common Stock (30,826,527 shares were issued and outstanding as at July 31, 1998). The Company is authorized to issue 50,000,000 shares of its Preferred Stock (9,610,400 shares of preferred stock were issued and outstanding as at July 31, 1998).

POTENTIAL CONFLICTS OF INTEREST

         JEDI, an affiliate of Enron, owns 9,600,000 shares of the Company's Series A Participating Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), warrants to acquire an aggregate of 1,725,947 shares of the Company's Common Stock and 2,634,951 shares of Common Stock (as of July 31, 1998: 8.6% of the outstanding Common Stock; 30.3% of the undiluted, voting power; and 33.1% of the fully diluted voting stock). In addition, upon the occurrence of certain defaults under the Certificate of Designation governing the Series A Preferred Stock, JEDI would have the right to appoint a majority of the Company's Board of Directors. As the holder of a significant portion of the Company's voting stock, JEDI, as well as its affiliates (including Enron), may have the ability to exercise significant influence over the management of the Company. Enron and certain of its subsidiaries and other affiliates collectively participate in nearly all phases of the oil and natural gas industry and are, therefore, competitors of the Company. Effective December 29, 1997, the Company entered into the ECT Revolving Credit Agreement with ECT, a wholly-owned subsidiary of Enron. In addition, Enron and certain of its affiliates have provided, or assisted in providing, and may in the future provide or assist in arranging, financing to or for non-affiliated participants in the oil and natural gas industry who are or may become competitors of the Company.

CONTROL BY CERTAIN STOCKHOLDERS

         As of July 31, 1998, after giving effect to the Private Equity Placement, the current officers and directors of the Company as a group will have a beneficial interest in or hold a proxy for approximately 26.6% of the undiluted voting power, and JEDI will possess approximately 30.3% of the undiluted voting power, of the Company's voting equity. Consequently, these stockholders, should they determine to act together, may be in a position to effectively control the affairs of the Company, including the election of all of the Company's directors and the approval or prevention of certain corporate transactions which require majority stockholder approval.

DEPENDENCE ON KEY PERSONNEL

         The Company is dependent upon Edward J. Munden, Chairman of the Board, President and Chief Executive Officer, Robert P. Lindsay, Chief Operating Officer and Executive Vice President, Ronald I. Benn, Chief Financial Officer and Treasurer, Bruce I. Benn, Executive Vice President and Secretary, and other key personnel, including V. Ed Butler, Vice President, Operations and Ronald Idom, Vice President, Acquisitions, for its various activities, and the loss of any one of these individuals for any reason may adversely affect the Company. The Company holds key man insurance on the lives of each of Edward J. Munden, Robert P. Lindsay, Bruce I. Benn and Ronald I. Benn. The Company also has employment agreements with each of these officers (other than Mr. Idom) through 2002.

REGULATIONS

General Federal and State Regulation

         The Company's oil and natural gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

         The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells. Many states restrict production to the market demand for oil and natural gas. Some states have enacted statutes prescribing ceiling prices for natural gas sold within their states.

         FERC regulates interstate natural gas transportation rates and service conditions, which affect the revenues received by the Company for sales of its production. Since the mid-1980s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of natural gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of FERC's purposes in issuing the orders is to increase competition within all phases of the natural gas industry. Order 636 and subsequent FERC orders on rehearing have been appealed and are pending judicial review. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on the Company. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas, and has substantially increased competition and volatility in natural gas markets.

         The price the Company receives from the sale of oil and natural gas liquids is affected by the cost of transporting products to market. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. The Railroad Commission of the State of Texas is considering adopting rules to prevent discriminatory transportation practices by intrastate gas gatherers and transporters by requiring the disclosure of rate information under varying conditions of service. The Company is not able to predict with certainty the effects, if any, of these regulations on its operations. However, the regulations may increase transportation costs or reduce wellhead prices for oil and natural gas liquids.

         Finally, from time to time regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below natural production capacity in order to conserve supplies of oil and natural gas. See "-- Government Laws and Regulations."

Environmental Regulation

         The Company's exploration, development and production of oil and natural gas, including its operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. Such laws and regulations can increase the costs of planning, designing, installing and operating oil and natural gas wells. The Company's domestic activities are subject to a variety of environmental laws and regulations, including but not limited to, the Oil Pollution Act of 1990 ("OPA"), the Clean Water Act ("CWA"), the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Resource Conservation and Recovery Act ("RCRA"), the Clean Air Act ("CAA"), and the Safe Drinking Water Act ("SDWA"), as well as state regulations promulgated under comparable state statutes. The Company also is subject to regulations governing the handling, transportation, storage and disposal of naturally occurring radioactive materials that are found in its oil and natural gas operations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking certain activities, limit or prohibit other activities because of protected areas or species, and impose substantial liabilities for cleanup of pollution.

         Under the OPA, a release of oil into water or other areas designated by the statute could result in the Company being held responsible for the costs of remediating such a release, certain OPA specified damages, and natural resource damages. The extent of that liability could be extensive, as set forth in the statute, depending on the nature of the release. A release of oil in harmful quantities or other materials into water or other specified areas could also result in the Company being held responsible under the CWA for the costs of remediation, and civil and criminal fines and penalties.

         CERCLA and comparable state statutes, also known as "Superfund" laws, can impose joint and several retroactive liability, without regard to fault or the legality of the original conduct, on certain classes of persons for the release of a "hazardous substance" into the environment. In practice, cleanup costs are usually allocated among various responsible parties. Potentially liable parties include site owners or operators, past owners or operators under certain conditions, and entities that arrange for the disposal or treatment of, or transport hazardous substances found at the site. Although CERCLA, as amended, currently exempts petroleum, including but not limited to, crude oil, natural gas and natural gas liquids from the definition of hazardous substance, the Company's operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA. Furthermore, there can be no assurance that the exemption will be preserved in future amendments of the act, if any.

         RCRA and comparable state and local requirements impose standards for the management, including treatment, storage, and disposal of both hazardous and nonhazardous solid wastes. The Company generates hazardous and nonhazardous solid waste in connection with its routine operations. From time to time, proposals have been made that would reclassify certain oil and natural gas wastes, including wastes generated during pipeline, drilling, and production operations, as "hazardous wastes" under RCRA which would make such solid wastes subject to much more stringent handling, transportation, storage, disposal, and clean-up requirements. This development could have a significant impact on the Company's operating costs. While state laws vary on this issue, state initiatives to further regulate oil and natural gas wastes could have a similar impact.

         Because oil and natural gas exploration and production, and possibly other activities, have been conducted at some of the Company's properties by previous owners and operators, materials from these operations remain on some of the properties and in some instances require remediation. In addition, the Company has agreed to indemnify sellers of producing properties from whom the Company has acquired reserves against certain liabilities for environmental claims associated with such properties. While the Company does not believe that costs to be incurred by the Company for compliance and remediating previously or currently owned or operated properties will be material, there can be no guarantee that such costs will not result in material expenditures.

         Additionally, in the course of the Company's routine oil and natural gas operations, surface spills and leaks, including casing leaks, of oil or other materials occur, and the Company incurs costs for waste handling and environmental compliance. Moreover, the Company is able to control directly the operations of only those wells for which it acts as the operator. Notwithstanding the Company's lack of control over wells owned by the Company but operated by others, the failure of the operator to comply with the applicable environmental regulations may, in certain circumstances, be attributable to the Company.

         Is it not anticipated that the Company will be required in the near future to expend amounts that are material in relation to its total capital expenditures program by reason of environmental laws and regulations, but inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance. There can be no assurance that more stringent laws and regulations protecting the environment will not be adopted or that the Company will not otherwise incur material expenses in connection with environmental laws and regulations in the future. See "-- Government Laws and Regulations."

REPURCHASE OBLIGATIONS IN CONNECTION WITH PRIVATE EQUITY PLACEMENT

         In connection with the Private Equity Placement, the Company granted to those purchasers acquiring shares pursuant to the Purchase Agreement (defined herein) (the "Buyers") the right to require the Company to repurchase such Buyer's shares of Common Stock and rights to acquire additional shares of Common Stock after the occurrence of certain major transactions or triggering events, including, without limitation, certain consolidations or mergers, the sale or transfer of all or substantially all of the Company's assets, a tender offer for more than 40% of the outstanding shares of Common Stock, and certain defaults by the Company under its covenants to the Buyers. The Company would be required to obtain the consent of the lenders under the Credit Agreement and the ECT Revolving Credit Agreement and the consent of the holders of the Notes before repurchasing such shares and rights. If the Company could not obtain such consents, the Company would be in default under its agreement with the Buyers, and such default could trigger cross defaults under the Credit Agreement or the ECT Revolving Credit Agreement. In addition, if the Company fails to repurchase the shares of Common Stock and repricing rights as required, the Company could be liable to the Buyers for damages. See "Description of Capital Stock-- Private Equity Placements --Put Rights of Buyers."

PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS

         The Common Stock is subordinate to all outstanding classes of Preferred Stock of the Company in the payment of dividends and other distributions made with respect to the stock, including distributions upon liquidation or dissolution of the Company. The Board of Directors of the Company is authorized to issue up to 30,789,600 additional shares of Preferred Stock (excluding 9,610,400 shares currently outstanding and 9,600,000 reserved for issuance in exchange for shares of Series A Participating Convertible Preferred Stock) without first obtaining stockholder approval except in limited circumstances. The designation and issuance of other series of Preferred Stock will create additional securities that will have dividend and liquidation preferences over the Common Stock or, in the case of convertible preferred stock, may have the effect of diluting the current stockholders' interest in the Company upon conversion.

         The Company's Restated Certificate of Incorporation and Amended and Restated Bylaws include certain provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include authorized "blank check" Preferred Stock, and the availability of authorized but unissued Common Stock. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances the issuance of Preferred Stock could depress the market price of the Common Stock.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from any sale of shares of Common Stock by a Selling Stockholder (other than the exercise price payable upon exercise of any Warrants). Assuming the warrants for the 1,085,000 shares of Common Stock (the resale of which shares of covered by this Prospectus) are exercised in a non-cashless exercise the Company would receive an aggregate of up to $8,354,500 of proceeds. The Company anticipates that it will use any such proceeds to repay indebtedness then outstanding under the Credit Agreement (or any successor thereto) or for general corporate purposes in the execution of its business strategy.

                              SELLING STOCKHOLDERS

         This Prospectus covers offers and sales from time to time by each Selling Stockholder of the Common Stock owned by such person. The Selling Stockholders currently hold shares of Common Stock and will hold additional shares of Common Stock issued or issuable upon the exercise of the Repricing Rights and the Warrants. Pursuant to Rule 416 of the Securities Act, the Selling Stockholders may also offer and sell shares of Common Stock issued as a result of, among other events, stock splits, stock dividends and anti-dilution adjustment provisions (including by reason of any change in the repricing rate of the Repricing Rights, or the exercise price of the Warrants). The registration of the shares of Common Stock offered for resale hereby is pursuant to a Registration Rights Agreement dated July 8, 1998, entered into in connection with the original issuance of the Common Stock, the Repricing Rights and the Warrants (the "Registration Rights Agreement").

         The Common Stock, the Repricing Rights and the Warrants were issued to the Selling Stockholders pursuant to an Amended and Restated Securities Purchase Agreement dated July 8, 1998 among the Company and certain of the Selling Stockholders (the "Purchase Agreement"). In exchange for aggregate cash consideration of $24.0 million the Company issued an aggregate of 3,428,574 shares of Common Stock to certain of the Selling Stockholders, Repricing Rights to acquire additional shares of Common Stock and Warrants to purchase an aggregate of 605,000 shares of Common Stock.

         In addition, the Company paid $1.8 million cash and issued warrants to purchase 480,000 shares of the Company's Common Stock in consideration for Jesup & Lamont Securities Corp., Phillip Louis Trading Co., Inc. and Laidlaw & Co. acting as the placement agents in connection with the Private Equity Placements to the Buyers. The resale of the shares issuable upon the exercise of these warrants are also covered by this Prospectus.

         The following table lists the name of each Selling Stockholder, the number of shares of Common Stock owned by each Selling Stockholder before this Offering, the number of shares of Common Stock that may be offered by each Selling Stockholder pursuant to this Prospectus and the number of shares of Common Stock to be owned by each Selling Stockholder upon completion of the Offering if all shares registered hereby are sold. None of the Selling Stockholders has held any position or office or had any other material relationship with the Company or any of its predecessors or affiliates in the last three years. The information below is as of the date of this Prospectus and has been furnished by the respective Selling Stockholders. Under the terms of the Purchase Agreement beginning on November 6, 1998 the Repricing Rights may be exercised for shares of Common Stock (the "Repricing Shares"). Because the number of Repricing Shares issuable is determined in part upon the market price of the Common Stock prior to the determination of the repricing rate pursuant to the repricing rate mechanism, the Registration Rights Agreement among the Company and the Selling Stockholders requires the Company to register for resale 5,142,864 shares of Common Stock (which represents 150% of the shares. The number of shares covered by this Prospectus represents the 3,428,574 shares of Common Stock originally issued to the Selling Stockholders under the Purchase Agreement, plus 1,085,000 shares issuable upon exercise of the Warrants, plus 5,142,864 shares issuable upon exercise of the Repricing Rights.

                                                          Number of
                                                          Shares Owned
                                                          Before This
                                        Number of         Offering Plus    Number of
                                        Shares Owned      Shares for the   Shares Being      Number of Shares
                Name of                 Before this       Repricing        Registered for    Owned After this
          Selling Stockholder           Offering (1)      Rights (2)       Resale (2)        Offering (3)
          -------------------           -------------     ------------     ------------      ------------
 Advantage (Bermuda) Fund, LTD. . . .          81,429          188,573           188,573            -0-

 Canadian Advantage, L.P. . . . . . .          81,429          188,573           188,573            -0-

 Diversified Strategies Fund, L.P. . .         60,500          135,500           135,500            -0-

 Dominion Capital Fund LTD.. . . . . .        407,143          942,858           942,858            -0-

 JNC Opportunity Fund Ltd. . . . . . .      2,200,215        4,703,788         4,703,788            -0-

 KA Investments LDC . . . . . . . . .         651,429        1,508,573         1,508,573            -0-

 Sovereign Partners LP . . . . . . . .        651,429        1,508,573         1,508,573            -0-

 Jesup & Lamont Securities Corp. . . .        480,000          480,000           480,000            -0-
                                            ---------        ---------         ---------      ---------------
         TOTAL                              4,613,574        9,656,438         9,656,438            -0-
                                            =========        =========         =========      ===============

-------------------

(1) Represents the shares currently held by such holder plus the shares currently issuable to such holder upon exercise of the Warrants.

(2) Represents the shares currently held by such holder plus the shares currently issuable to such holder upon exercise of the Warrants, plus 150% of the shares currently issuable to such holder upon exercise of the Repricing Rights (computed without regard to the covenant in the Purchase Agreement limiting any individual holder to not greater than 4.99% of the outstanding shares of Common Stock).

(3) Assumes all shares currently held by such holder and all shares acquired upon exercise of the Repricing Rights and exercise of the Warrants will be offered and sold.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital of the Company consists of (i) 100,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock. At July 31, 1998, the Company had (i) 30,826,527 shares of Common Stock outstanding, (ii) one holder of record and beneficial owner of Series A Participating Convertible Preferred Stock (the "Series A Preferred Stock") with 9,600,000 shares outstanding, (iii) no shares of Series B Participating Convertible Preferred Stock (the "Series B Preferred Stock") issued or outstanding and (iv) approximately six holders of record and beneficial owners of Series C Convertible Preferred Stock (the "Series C Preferred Stock") with 10,400 shares outstanding.

COMMON STOCK

         The holders of shares of Common Stock possess full voting power for the election of directors and for all other purposes, each holder of Common Stock being entitled to one vote for each share of Common Stock held of record by such holder. The shares of Common Stock do not have cumulative voting rights.

         As described below, the holders of Series A Preferred Stock are generally entitled to vote (on an as-converted basis) as a single class with the holders of the Common Stock, together with all other classes and series of stock of the Company that are entitled to vote as a single class with the Common Stock, on all matters coming before the Company's stockholders. Holders of a majority of the shares of Common Stock and Series A Preferred Stock represented at a meeting may approve most actions submitted to the stockholders except for certain corporate actions (e.g. mergers, sale of assets and charter amendments) which require the approval of holders of a majority of the total outstanding shares of Common Stock and the Series A Preferred Stock or other matters that require a class vote of the Preferred Stock.

         Subject to the right of holders of any outstanding shares of Preferred Stock, dividends may be paid on the Common Stock as and when declared by the Company's Board of Directors out of any funds of the Company legally available for the payment thereof. Holders of Common Stock have no subscription, redemption, sinking fund, conversion or preemptive rights. The outstanding shares of Common Stock are fully paid and nonassessable. After payment is made in full to the holders of any outstanding shares of Preferred Stock in the event of any liquidation, dissolution or winding up of the affairs of the Company, the remaining assets and funds of the Company will be distributed to the holders of Common Stock according to their respective shares.

PREFERRED STOCK

General

         The Board of Directors may, without further action by the Company's stockholders (subject to the terms of the Series A Preferred Stock and the Series C Preferred Stock described below), from time to time, direct the issuance of fully authorized shares of Preferred Stock, in classes or series and may, at the time of issuance, determine the powers, rights, preferences and limitations of each class or series. Satisfaction of any dividend preferences on outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of Preferred Stock would be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to the holders of Common Stock. Under certain circumstances, the issuance of such Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management.

Description of Series A Preferred Stock

         General. The Certificate of Designation of the Series A Preferred Stock authorizes the issuance of up to 9,600,000 shares of Series A Preferred Stock.

         Voting. The holders of shares of Series A Preferred Stock are generally entitled to vote (on an as-converted basis) together with the holders of the Common Stock, together with all other classes and series of stock of the Company that are entitled to vote as a single class with the Common Stock, on all matters coming before the Company's stockholders. In any vote with respect to which the Series A Preferred Stock shall vote with the holders of Common Stock as a single class, each share of Series A Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number which could be cast in such vote by a holder of the number of shares of Common Stock into which such shares of Series A Preferred Stock is convertible on the date of such vote. With respect to any matter for which class voting is required by law or the Company's Restated Certificate of Incorporation, except as otherwise described herein, the holders of the Series A Preferred Stock will vote as a class and each holder shall be entitled to one vote for each share held. For so long as at least 960,000 shares of Series A Preferred Stock are outstanding, the following matters will require the approval of a majority of the holders of shares of Series A Preferred Stock, voting together as a separate class:

                 (i) the amendment of any provision of the Company's Restated Certificate of Incorporation or bylaws;

                 (ii) the creation, authorization or issuance, or the increase in the authorized amount of, any class or series of shares ranking on a parity with or prior to the Series A Preferred Stock either as to dividends or upon liquidation, dissolution or winding up;

                 (iii) the merger or consolidation of the Company with or into any other corporation or other entity or the sale of all or substantially all of the Company's assets; or

                 (iv) the reorganization, recapitalization, or restructuring or similar transaction that requires the approval of the stockholders of the Company.

         Election of Directors. The holders of shares of Series A Preferred Stock have the right, acting separately as a class, to elect a number of members to the Company's Board of Directors in proportion to the percentage of the outstanding voting power represented by the Series A Preferred Stock (currently, such holders have the right to elect two directors). As of the date hereof, JEDI has not elected to exercise its right to elect directors to the Company's Board of Directors.

         Conversion. A holder of shares of Series A Preferred Stock has the right, at the holder's option, to convert all or a portion of its shares into shares of Common Stock at any time at an initial rate, subject to antidilution adjustments, of one share of Series A Preferred Stock for one share of Common Stock.

         Concurrently with the transfer of any shares of Series A Preferred Stock to any person (other than a direct or indirect affiliate of JEDI or other entity managed by Enron or any of its affiliates), the shares of Series A Preferred Stock so transferred will automatically convert into a like number of shares of Series B Preferred Stock.

         Dividends. The holders of the shares of Series A Preferred Stock are entitled to receive dividends, when, and as if declared by the Board of Directors, out of funds legally available therefor, any dividend (other than a dividend or distribution paid in shares of, or warrants, rights or options exercisable for or convertible into or exchangeable for, Common Stock) payable on the Common Stock, as and when paid, in an amount equal to the amount each such holder would have received if such holder's shares of Series A Preferred Stock had been converted into Common Stock immediately prior to the record date, or if there is no record date, the date of payment thereof. The holders of Series A Preferred Stock will also have the right to certain dividends upon and during the continuance of an Event of Default (as described below).

         Liquidation. Upon the liquidation, dissolution or winding up of the Company, the holders of the shares of Series A Preferred Stock, before any distribution to the holders of Common Stock, will be entitled to receive an amount per share equal to (A) the lesser of (i) $1.50 and (ii) the sum of $0.521 and the quotient obtained by dividing (I) the aggregate amount of all payments made by JEDI pursuant to the Earn Up Agreement dated as of May 6, 1997 between the Company and JEDI and (II) 9,600,000 plus (B) all accrued and unpaid dividends thereon ("Series A Liquidation Preference"). The holders of the shares of Series A Preferred Stock will not be entitled to participate further in the distribution of the assets of the Company.

         Events of Default; Remedies. The Certificate of Designation of the Series A Preferred Stock provides that an Event of Default will be deemed to have occurred if the Company fails to comply with any of its covenants in the Securities Purchase Agreement, dated as of March 27, 1997, between the Company and JEDI; provided, that the Company will have a 30-day cure period with respect to the non-compliance with certain covenants.

         Upon the occurrence but only during the continuance of an Event of Default, the holders of Series A Preferred Stock will be entitled to receive, in addition to other dividends payable to holders of Series A Preferred Stock, when, as, and if declared by the Board of Directors, out of funds legally available therefor, cumulative preferential cash dividends accruing from the date of the Event of

Default in an amount per share per annum equal to 6% of the Series A Liquidation Preference in effect at the time of accrual of such dividends, payable quarterly in arrears on or before the 15th day after the last day of each calendar quarter during which such dividends are payable. Unless full cumulative dividends accrued on shares of Series A Preferred Stock have been or contemporaneously are declared and paid, no dividend may be declared or paid or set aside for payment on the Common Stock or any other junior securities (other than a dividend or distribution paid in shares of, or warrants, rights or options exercisable for or convertible into or exchangeable for, Common Stock or any other junior securities), nor shall any Common Stock nor any other junior securities be redeemed, purchased or otherwise acquired for any consideration nor may any monies be paid to or made available for a sinking fund for the redemption of any shares of any such securities.

         Upon the occurrence and during the continuance of an Event of Default resulting from the failure to comply with certain covenants, the holders of shares of Series A Preferred Stock will have the right, acting separately as a class, to elect a number of persons to the Board of Directors of the Company, that along with any members of the Board of Directors who are serving at the time of such action, will constitute a majority of the Board of Directors.

         Upon the occurrence of an Event of Default resulting from the failure to comply with certain covenants, each holder of shares of Series A Preferred Stock will have the right, by written notice to the Company, to require the Company to repurchase, out of funds legally available therefor, such holder's shares of Series A Preferred Stock for an amount in cash equal to the Series A Liquidation Preference in effect at the time of the Event of Default.

Description of Series B Preferred Stock

         The Certificate of Designation of the Series B Preferred Stock authorizes the issuance of up to 9,600,000 shares of Series B Preferred Stock. The terms of the Series B Preferred Stock are substantially similar to those of the Series A Preferred Stock except that the holders of Series B Preferred Stock will not (i) have class voting rights except as required under Delaware corporate law, (ii) be entitled to any remedies upon an event of default or
(iii) be entitled to elect any directors of the Company, voting separately as a class.

Description of Series C Preferred Stock

         General. The Certificate of Designation of the Series C Preferred Stock (the "Series C Certificate of Designation") authorizes the issuance of up to 10,400 shares of Series C Preferred Stock.

         Voting. The holders of shares of Series C Preferred Stock are not entitled to vote with the holders of the Common Stock except as required by law or as set forth below. For so long as any shares of Series C Preferred Stock are outstanding, the following matters will require the approval of the holders of at least two-thirds of the then outstanding shares of Series C Preferred Stock, voting together as a separate class:

                 (i) alter or change the rights, preferences or privileges of the Series C Preferred Stock or any other capital stock of the Company so as to affect adversely the Series C Preferred Stock;

                 (ii) create any new class or series of capital stock having a preference over or ranking pari passu with the Series C Preferred Stock as to redemption, the payment of dividends or distribution of assets upon a Liquidation Event (as defined in the Series C Certificate of Designation) or any other liquidation, dissolution or winding up of the Company;

                 (iii) increase the authorized number of shares of Preferred Stock of the Company;

                 (iv) re-issue any shares of Series C Preferred Stock which have been converted in accordance with the terms hereof;

                 (v) issue any Senior Securities (other than the Company's Series B Preferred Stock pursuant to the terms of the Company's Series A Preferred Stock) or Pari Passu Securities (each, as defined in the Series C Certificate of Designation); or

                 (vi) declare, pay or make any provision for any dividend or distribution with respect to the Common Stock or any other capital stock of the Company ranking junior to the Series C Preferred Stock as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Company.

         In the event that the holders of at least two-thirds ( 2/3) of the then outstanding shares of Series C Preferred Stock agree to allow the Company to alter or change the rights, preferences or privileges of the shares of Series C Preferred Stock pursuant to the terms hereof, or to waive any rights of the holders hereunder, then the Company will deliver notice of such approved change to the holders of the Series C Preferred Stock that did not agree to such alteration or change (the "Dissenting Holders") and the Dissenting Holders shall have the right for a period of thirty (30) days following such delivery to convert their Series C Preferred Stock pursuant to the terms of the Series C Preferred Stock as they existed prior to such alteration or change, or to continue to hold such shares. No such change shall be effective to the extent that, by its terms, it applies to less than all of the holders of Series C Preferred Stock then outstanding.

         Conversion. Subject to certain limitations set forth in the Series C Certificate of Designation, a holder of shares of Series C Preferred Stock has the right, at the holder's option, to convert all or a portion of its shares into shares of Common Stock at any time. The number of shares of Common Stock into which a share of Series C Preferred Stock may be converted will be determined as of the conversion date according to a formula set forth in the Series C Certificate of Designation. Generally, if the conversion date is on or before June 22, 1998, the conversion rate is equal to the aggregate stated value of the shares to be converted (the stated value is $1,000 per share) divided by a fixed conversion price of $7.35 (or approximately 136 shares of Common Stock for each share of Series C Preferred Stock). If the conversion date is after June 22, 1998, the conversion rate is equal to the aggregate stated value of the shares to be converted divided by a floating conversion price that is the lesser of (i) $7.35 and (ii) (A) the average of the three lowest closing bid prices for the Common Stock during the 10 trading days prior to the conversion date if the average daily trading volume for the Common Stock on the Nasdaq SmallCap Market during the calender month of the conversion date is equal to or greater than $540,000, or (B) the three lowest closing bid prices for the Common Stock during the 20 days trading days prior to the conversion date if the average daily trading volume for the Common Stock on the Nasdaq SmallCap Market during the calender month of the conversion date is equal to or greater than $360,000 but less than $540,000, or (C) the lowest closing bid price for the Common Stock during the 15 trading days prior to the conversion date if the average daily trading volume for the Common Stock on the Nasdaq SmallCap Market during the calender month of the conversion date is less than $360,000. By way of example only, if the effective conversion price was $6.00 per share, each share of Series C Preferred Stock would be convertible into approximately 167 shares of Common Stock (or 1,733,333 shares if all outstanding shares of Series C Convertible Preferred Stock were converted). If the effective conversion price was $4.00 per share, each share of Series C Preferred Stock would be convertible into approximately 250 shares of Common Stock (or 2,600,000 shares if all outstanding shares of Series C Preferred Stock were converted). If the Company fails to deliver shares of Common Stock to a holder following a conversion in accordance with the Series C Certificate of Designation, then the Company will be liable to the holder for certain cash default payments set forth in the Series C Certificate of Designation.

         On December 24, 2001, all shares of Series C Preferred Stock that are then outstanding shall be automatically converted into the number of shares of Common Stock determined in accordance with the formula set forth in the Series C Certificate of Designation.

         The Series C Certificate of Designation provides for customary adjustments to the number of shares issuable upon conversion in the event of certain dividends and distributions to holders of Common Stock, certain reclassifications of the Common Stock, stock splits, combinations and mergers and similar transactions and certain changes of control.

         Dividends. The holders of the shares of Series C Preferred Stock are entitled to receive dividends, when, and as if declared by the Board of Directors, out of funds legally available therefor, subject to the prior payment of any accumulated and unpaid dividends to holders of Senior Securities, but before payment of dividends to holders of Junior Securities (as defined in the Series C Certificate of Designation), cumulative dividends on each share of Series C Preferred Stock in an amount equal to the stated value of such share multiplied by 5%.

         Liquidation. Upon the liquidation, dissolution or winding up of the Company, the holders of the shares of Series C Preferred Stock, before any distribution to the holders of Junior Securities, and after payment to holders of Senior Securities, will be entitled to receive an amount equal to the stated value of the Series C Preferred Stock (subject to ratable adjustment in the event of reclassification of the Series C Preferred Stock or other similar event) plus any accrued and unpaid dividends thereon.

         Optional Redemption. The Company has the right to redeem all of the outstanding Series C Preferred Stock at a price equal to the Liquidation Preference of the Series C Preferred Stock then held by the holder divided by 80% ("Optional Redemption Price"), to the extent permitted by law and so long as (i) the Company has sufficient cash available at the time; (ii) the Company delivers written notice at least thirty trading days' prior to the redemption, specifying both the date of the redemption and the amount payable to the holder; and (iii) the Common Stock is actively traded on the NASDAQ Stock Market, the New York Stock Exchange or the American Stock Exchange.

         Mandatory Redemption. The Series C Certificate of Designation provides for mandatory redemption by the Company when a Mandatory Redemption Event (as defined in the Series C Certificate of Designation) occurs.

         Upon the occurrence of a Mandatory Redemption Event, each holder of Series C Preferred Stock will have the right to require the Company to redeem its Series C Preferred Stock at a redemption price equal to the greater of (i) the Liquidation Preference of the Series C Preferred Stock being redeemed multiplied by 125% and (ii) an amount determined by dividing the Liquidation Preference of the Series C Preferred Stock being redeemed by the conversion price in effect on the mandatory redemption date and multiplying the resulting quotient by the average closing bid price for the Common Stock on the 5 trading days preceding the mandatory redemption date ("Mandatory Redemption Price").

         If the Mandatory Redemption Price is not paid within five business days of the redemption date and the holder has tendered its Series C Preferred Stock to the Company, the holder is entitled to interest thereon, from the redemption date until the Mandatory Redemption Price has been paid in full.

         If the Mandatory Redemption Price is not paid within ten business days of the redemption date, each holder of shares of Series C Preferred Stock will have the right, by written notice to the Company, to require the Company to issue, in lieu of the Mandatory Redemption Price, the number of shares of Common Stock of the Company equal to the Mandatory Redemption Price divided by the conversion price in effect on such conversion date as specified by the holder, with the conversion price to be reduced by 1% for each day beyond the 10th business day in which the Company fails to pay the Mandatory Redemption Price, but with the maximum reduction of the conversion price to be 50%.

WARRANTS

         As of July 31, 1998, JEDI held warrants to purchase an aggregate of 1,725,947 shares of Common Stock at prices ranging from $5.00 to $7.00. The warrants held by JEDI expire at various times from March 9, 1999 through July 8, 1999. As of July 31, 1998 certain institutional investors hold warrants to purchase an aggregate of 1,440,138 shares of Common Stock at prices ranging from $2.50 to a floating rate based on market price at the time of exercise. The warrants held by the institutional investors expire at various times from December 31, 1998 through December 24, 2001.

         Pursuant to the Purchase Agreement, on July 8, 1998 the Company issued the Warrants to the Buyers. The Warrants are exercisable for three years commencing July 8, 1998. The Warrants are exercisable for an aggregate of up to 1,085,000 shares of Common Stock at an exercise price equal to 110% of the Purchase Price. The Warrants provide for customary adjustments to the exercise price and number of shares to be issued in the event of certain dividends and distributions to holders of Common Stock, stock splits, combinations and mergers. The Warrants also include customary provisions with respect to, among other things, transfer of the Warrants, mutilated or lost warrant certificates, and notices to holder(s) of the Warrants.

PRIVATE EQUITY PLACEMENTS

         The following summary of certain terms and provisions of the Securities Purchase Agreement, the Warrants and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the actual agreements incorporated by reference herein.

General. The Company raised $25 million of equity on July 8, 1998 and an additional $7.5 million on July 20, 1998 (collectively, the "Private Equity Placement"). Pursuant to the Purchase Agreement, dated as of June 25, 1998, among the Company and the buyers signatory thereto (the "Buyers"), as amended and restated pursuant to the Amended and Restated Securities Purchase Agreement dated as of July 8, 1998 (as amended and restated, the "Purchase Agreement"), the Company issued (i) 2,357,144 shares of the Company's Common Stock on July 8, 1998 and issued an additional 1,071,430 shares of the Company's Common Stock on July 20, 1998 to the Buyers (the "Common Shares"), (ii) certain repricing rights (the "Repricing Rights") to acquire additional shares of Common Stock (the "Repricing Common Shares") and (iii) warrants (the "Warrants") to purchase an aggregate of up to 605,000 shares of Common Stock (the "Warrant Common Shares"). The aggregate gross consideration for the issuances was $24 million, $16.5 million of which was received by the Company on July 8, 1998 and $7.5 million of which was received by the Company on July 20, 1998. The Company also agreed to register for resale the Common Shares, Repricing Common Shares and Warrant Common Shares pursuant to the terms of a registration rights agreement (the "Registration Rights Agreement"). Initially capitalized terms used but not defined in this section "Private Equity Placement" have the meanings ascribed to such terms in the Purchase Agreement filed as an Exhibit to this Registration Statement on Form S-3.

         On July 8, 1998, JEDI exercised certain warrants to acquire an aggregate of 980,935 shares of Common Stock for an aggregate exercise price of approximately $3.3 million and exercised certain antidilution rights to purchase 693,301 shares of the Company's Common Stock for an aggregate purchase price of $1.67 million. A second holder of warrants exercised warrants on July 8, 1998 to acquire an aggregate of 1,400,000 shares of Common Stock. The Company received approximately $3.5 million for the exercise of these warrants.

Repricing Rights. Pursuant to the Purchase Agreement, the Company granted certain Repricing Rights to the Buyers, pursuant to which each of the Buyers (or their permitted assignees or successors) may exercise its Repricing Rights and acquire shares of Common Stock in accordance with the following formula (the "Repricing Rate"):

                       (Repricing Price -- Market Price)
                       ---------------------------------
                                  Market Price

         Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Purchase Agreement.

         The "Repricing Price" means, (i) during the period beginning on and including the date which is 121 days after July 8, 1998 and ending on and including the date which is 150 days after July 8, 1998, 124% of the Purchase Price, (ii) during the period beginning on and including the date which is 151 days after July 8, 1998 and ending on and including the date which is 180 days after July 8, 1998, 125% of the Purchase Price, (iii) during the period beginning on and including the date which is 181 days after July 8, 1998 and ending on and including the date which is 210 days after July 8, 1998, 126% of the Purchase Price, (iv) during the period beginning on and including the date which is 211 days after July 8, 1998 and ending on and including the date which is 240 days after July 8, 1998, 127% of the Purchase Price and (v) after the date which is 240 days after July 8, 1998, 128% of the Purchase Price.

         The "Market Price" means, as of any date of determination, the lowest closing bid price during the fifteen consecutive trading days immediately preceding such date of determination.

         The Repricing Rate is multiplied by the number of Common Shares the Buyer has chosen to reprice in order to determine the number of shares to be issued to the Buyer.

         If the Company fails to issue a stock certificate for the number of shares of Common Stock to which the holder is entitled or to credit the holder's balance account with The Depository Trust Company for such number of shares of Common Stock to which the holder is entitled upon such holder's exercise of the Repricing Rights within three trading days after the Company's or the transfer agent's receipt of the exercise notice, the Company shall pay damages to such holder on each day after the third trading day that such exercise is not effected. The amount of damages shall equal 0.5% of the product of (i) the sum of the number of shares of Common Stock not issued to the holder on a timely basis and (ii) the closing bid price of the Common Stock on the last possible date which the Company could have issued such Common Stock without violating its delivery requirements. In addition, if the Buyer to whom the Company has failed to timely deliver the shares is forced to purchase other outstanding shares of Common Stock of the Company in order to cover a sale order by such Buyer (a "Buy-In"), then the Company will be required to pay to such Buyer the positive difference between the price at which the Buyer bought its covering shares and the sale price in respect of the shares sold by it.

         The right of a holder of Repricing Rights to exercise such Repricing Rights is limited as set forth below.

                 (i) Without the prior written consent of the Company, a holder of Repricing Rights shall not be entitled to exercise an aggregate number of Repricing Rights in excess of the number of Repricing Rights which when divided by the number of Repricing Rights purchased by such holder would exceed (A) 0.00 for the period beginning on July 8, 1998 and ending on and including the 120th day thereafter, (B) 0.25 for the period beginning on the 121st day after July 8, 1998 and ending on and including the 150th day after July 8, 1998, (C) 0.50 for the period beginning on and including the 151st day after July 8, 1998 and ending on and including the 180th day after July 8, 1998, (D) 0.75 for the period beginning on the 181st day after July 8, 1998 and ending on and including the 210th day after July 8, 1998, and (E) 1.00 for the period beginning on and including the 211th day after July 8, 1998. This exercise restriction shall cease to apply if a Major Transaction (as defined below) or Triggering Event (as defined below) shall have occurred or been publicly announced or if a registration statement meeting the requirements of the Registration Rights Agreement shall not have been declared effective by the 120th day after July 8, 1998.

                 (ii) As more fully described in the Purchase Agreement, a holder of Repricing Rights shall not be entitled to exercise Repricing Rights in excess of that number of Repricing Rights which, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by the holder and its affiliates to exceed 4.99% of the outstanding number of shares of the Common Stock following such exercise. Such restriction is waivable by a holder upon at least 61 days notice.

         In addition to the exercise restrictions, a Buyer's right to exercise its Repricing Right terminates automatically on the earlier to occur of (i) if the Initial Common Share with respect to which such Repricing Right was acquired is sold prior to the date which is 121 days after the date on which such Repricing Right was acquired, (ii) if the Initial Common Share with respect to which such Repricing Right was acquired is sold on or after the date which is 121 days after the Closing Date on which such Repricing Right was acquired at a price equal to or greater than the Repricing Price in effect on the date of such sale, (iii) on the date immediately following the date which is one year after the date of the sale of the Initial Common Share with respect to which such Repricing Right was acquired and (iv) if the Buyer elects to terminate the Repricing Right in lieu of the Company repurchasing such Buyer's related Initial Common Share.

Company Repurchase Rights. Pursuant to the Purchase Agreement, the Company may elect to repurchase Repricing Rights exercised in lieu of issuing Repricing Common Shares upon such exercise if the average closing bid price of the Common Stock for the five day trading period immediately preceding the exercise date of the Repricing Rights is not greater than $5.30. The repurchase price per Repricing Right shall be equal to the product of (i) the Repricing Rate of the Repricing Right on the exercise date and (ii) the last reported sale price of the Common Stock on the exercise date.

         Pursuant to the Purchase Agreement, the Company may also elect to repurchase any or all of the Common Shares issued to the Buyers and the Repricing Rights associated with such Common Shares at any time prior to the Repricing Rights being exercised. The repurchase price per Repricing Right shall be an amount per Common Share and associated Repricing Right equal to (i) 119% of the Purchase Price, if the repurchase date is prior to the date which is 120 days after July 8, 1998 and (ii) 128% of the Purchase Price, if the repurchase date is on or after the date which is 120 days after July 8, 1998.

Put Rights of Buyers. Pursuant to the Purchase Agreement, each holder of Common Shares or Repricing Rights, has the right to require the Company to repurchase all or a portion of such holder's Common Shares or Repricing Rights upon the occurrence of a Major Transaction or a Triggering Event. The repurchase price is equal to (i) for each Common Share with an associated Repricing Right, the greater of (A) 130% of the Purchase Price and (B) the sum of (I) the Purchase Price and (II) the product of (x) the Repricing Rate of the Repricing Right on the date of such holder's delivery of a notice of repurchase and (y) the last reported sale price of the Common Stock on the delivery date of a notice of repurchase, (ii) for each Repricing Right without the associated Common Share, the product of (A) the Repricing Rate of the Repricing Right on the date such holder's delivery of a notice of repurchase and (B) the last reported sale price of the Common Stock on the date of such holder's delivery of notice of repurchase and (iii) for each Common Share without an associated Repricing Right, 130% of the Purchase Price.

         A "Major Transaction" is deemed to have occurred at such time as any of the following events:

                 (i) the consolidation, merger or other business combination of the Company with or into another person (other than (A) a consolidation, merger or other business combination in which holders of the Company's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such surviving entity or entities, or
         (B) pursuant to
         a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company);

                 (ii) the sale or transfer of all or substantially all of the Company's assets; or

                 (iii) a purchase, tender or exchange offer made to and accepted by the holders of more than 40% of the outstanding shares of Common Stock.

         A "Triggering Event" is deemed to have occurred at such time as any of the following events:

                 (i) a registration statement in respect of the resale of the Common Shares, Repricing Common Shares and Warrant Common Shares (the "Resale Registration Statement") has not been deemed effective by the Commission on or prior to the 210th day after July 8, 1998;

                 (ii) during the Effectiveness Period the effectiveness of the Resale Registration Statement lapses for any reason or is unavailable for sale of the Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten trading days in aggregate (excluding any "blackout" periods permitted by the terms of the Registration Rights Agreement);

                 (iii) the Common Stock is suspended from listing or is delisted from The Nasdaq SmallCap Market or on any subsequent market for a period of five consecutive days, unless such delisting is due to the Company having the Common Stock relisted on a subsequent market within such five day period;

                 (iv) the Company notifies any holder of Repricing Rights, including by way of public announcement, at any time, of its intention not to comply or inability to comply with proper requests for exercise of any Repricing Rights into shares of Common Stock;

                 (v) the Company fails to deliver shares of Common Stock pursuant to the exercise of Repricing Rights within ten days of an exercise date or to pay the amount due in respect of a Buy-In within ten days after notice of such Buy-In is delivered to the Company;

                 (vi) the Company is not required to issue any Repricing Common Shares pursuant to the exercise of Repricing Rights due to certain restrictions imposed under the rules and regulations of The Nasdaq Stock Market or the Company is otherwise unable to issue shares of Common Stock upon delivery of an exercise notice for any reason;

                 (vii) if stockholder approval of the issuance of the securities is required, the Company's stockholders fail to approve the issuance of the shares of Common Stock upon the exercise of Repricing Rights within 135 days of a Proxy Statement Trigger Date (as defined in the Purchase Agreement);

                 (viii) the Company breaches any representation, warranty, covenant or other material term or condition of the Purchase Agreement, the Warrants, the Registration Rights Agreement or the irrevocable transfer agent instructions or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated thereby or hereby, and such breach, if curable, continues for a period of at least ten days after written notice thereof to the Company; or

                 (ix) a voluntary or involuntary case or proceeding is commenced by or against the Company or a subsidiary under any applicable federal or state bankruptcy, insolvency, reorganization or other similar proceeding (excluding any involuntary proceeding that is dismissed within thirty days of the filing thereof).

         At any time after receipt of a notice from the Company that a Major Transaction is to occur (or, in the event a notice is not delivered at least ten days prior to a Major Transaction), any holder of Common Shares, Repricing Common Shares or Repricing Rights then outstanding may require the Company to repurchase all or a portion of the holder's Common Shares, Repricing Common Shares or Repricing Rights. At any time after the earlier of a holder's receipt of a notice from the Company that a Triggering Event has occurred and such holder becoming aware of a Triggering Event, but in no event later than fifteen business days after a holder's receipt of such notice, any holder of Common Shares, Repricing Common Shares or Repricing Rights then outstanding may require the Company to repurchase all or a portion of the holder's Common Shares, Repricing Common Shares or Repricing Rights. The repurchase price upon the occurrence of a Major Transaction or a Triggering Event is equal to (i) for each Common Share with an associated Repricing Right, the greater of (A) 130% of the Purchase Price and (B) the sum of (I) the Purchase Price and (II) the product of (x) the Repricing Rate of the Repricing Right on the date of such holder's delivery of notice of repurchase and (y) the last reported sale price of the Common Stock on the date of such holder's delivery of a notice of repurchase, (ii) for each Repricing Right without the associated Common Share, the product of (x) the Repricing Rate of the Repricing Right on the date of such holder's delivery of a notice to repurchase and (y) the last reported sale price of the Common Stock on the date of such holder's delivery of notice of repurchase and (iii) for each Common Share without an associated Repricing Right, 130% of the Purchase Price.

         The Company shall deliver the applicable repurchase price, in the case of a repurchase pursuant to the occurrence of a Triggering Event, to such holder within five business days after the Company's receipt of a notice of repurchase from the holder and, in the case of a repurchase pursuant to the occurrence of a Major Transaction, the Company shall deliver the applicable repurchase price immediately prior to the consummation of the Major Transaction; provided that if Common Shares are being repurchased, the holder's stock certificates shall have been delivered to the Company; provided further that if the Company is unable to repurchase all of the Common Shares or the Repricing Rights to be repurchased, the Company shall repurchase an amount from each holder on a pro rata basis.

Other Terms of the Purchase Agreement. The Purchase Agreement contains customary representations and warranties of the Company for transactions of this type.

         Pursuant to the Purchase Agreement, the Company has agreed, among other things, to abide by certain limitations on the Company's ability to raise equity (the "Capital Raising Limitation"). The Capital Raising Limitation prohibits the Company and its subsidiaries from negotiating with any party for any equity financing or issue any equity securities of the Company or any subsidiary or securities convertible or exchangeable into or for equity securities of the Company or any subsidiary during the period beginning on July 8, 1998 and ending on and including the 365th day after the Closing Date unless it first delivers a written notice of the future offering to each Buyer and provides each Buyer an option to purchase up to its pro rata portion of the shares to be offered in the future offering.

         In addition, on or before November 4, 1998, the Company must provide stockholders of the Company with a proxy statement relating to the next meeting of stockholders of the Company, which meeting shall be not later than 60 days after November 4, 1998, which proxy statement solicits the affirmative vote of the stockholders for approval of the Company's issuance of all of the Securities described in the Purchase Agreement (including the approval of issuances as may be required by the Rules of the Nasdaq Stock Market, Inc.). Certain holders of capital stock having voting power aggregating over 50% of the total current outstanding voting capital stock have executed a letter agreement agreeing to vote in favor of the issuance. If the Company fails to hold the meeting by the deadline described above, then the Company shall pay to each Buyer an amount in cash equal to the product of (i) the aggregate Purchase Price paid by such Buyer multiplied by (ii) .025; multiplied by

(iii) the quotient of (x) the number of days after the deadline that a meeting is not held, divided by (y) 30.

Warrants. Pursuant to the Purchase Agreement, on July 8, 1998 the Company issued the Warrants to the Buyers. The Warrants are exercisable for three years commencing July 8, 1998. The Warrants are exercisable for an aggregate of up to 925,000 shares of Common Stock at an exercise price equal to 110% of the Purchase Price. The Warrants provide for customary adjustments to the exercise price and number of shares to be issued in the event of certain dividends and distributions to holders of Common Stock, stock splits, combinations and mergers. The Warrants also include customary provisions with respect to, among other things, transfer of the Warrants, mutilated or lost warrant certificates, and notices to holder(s) of the Warrants.

Registration Rights Agreement. At the time of sale none of the Common Shares, the Repricing Common Shares or the Warrant Common Shares will be registered under the Securities Act and therefore, will be, when issued, "restricted securities." Effective July 8, 1998, the Company entered into a Registration Rights Agreement with the Buyers pursuant to which the Buyers are entitled to certain rights with respect to the registration under the Securities Act of the Common Shares, the Repricing Common Shares and the Warrant Common Shares (the "Registrable Securities").

         Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement on Form S-3 on or before September 5, 1998, covering the resale of all of the Registrable Securities. The Company is required to use its best efforts to cause such registration statement to become effective as soon as practicable following the filing thereof; but in no event later than the earlier of (i) November 4, 1998 and (ii) the fifth business day after the Company learns that the Commission will not review the registration statement or that the Commission has no further comments on the registration statement. If the registration statement does not become effective by this date, then the Company is required to make cash payments to the holders of the Registrable Securities equal to 2.0% of the aggregate Purchase Price paid by each holder on the first day of each month during the default. The Registration Rights Agreement also provides for unlimited piggyback registration rights prior to the expiration of the registration period for the Registrable Securities. The Company generally bears the expense of any registration statement, while selling holders generally bear selling expenses such as underwriting fees and discounts. The Registration Rights Agreement also includes customary indemnification provisions. In addition, under the Purchase Agreement, the Company cannot file a registration statement (other than a registration statement filed pursuant to the Registration Rights Agreement, a registration statement filed pursuant to a demand registration right or a registration statement on Form S-8) covering the sale or resale of shares of Common Stock with the Securities and Exchange Commission beginning on July 8, 1998 and ending on the 60th trading day after the date that the registration statement filed on behalf of the holders has been declared effective by the Securities and Exchange Commission.

Placement Agents. The Company paid $1.8 million cash and issued warrants to purchase 480,000 shares of the Company's Common Stock in consideration for Jesup & Lamont Securities Corp., Phillip Louis Trading Co., Inc. and Laidlaw & Co. acting as the placement agents in connection with the Private Equity Placements to the Buyers.

EXCHANGE RIGHTS

         The ECT Revolving Credit Agreement provides that, commencing January 1999, during certain periods, any indebtedness of Queen Sand Resources, Inc., a Nevada corporation ("QSRn"), may be exchanged by the lenders for shares of the Company's Common Stock. The exchange ratio is based on a formula that is a function of the market price of the Common Stock at the time of exchange.

                              PLAN OF DISTRIBUTION

         The Selling Stockholders, their pledgees, donees, transferees or other successors-in-interest, may, from time to time, sell all or a portion of the shares of Common Stock being registered hereunder in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares of Common Stock may be sold by the Selling Stockholders by one or more of the following methods, without limitation: (a) block trades in which the broker or dealer so engaged will attempt to sell the shares of Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (c) an exchange distribution in accordance with the rules of the applicable exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (e) privately negotiated transactions, (f) short sales, (g) a combination of any such methods of sale and (h) any other method permitted pursuant to applicable law.

         From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares of Common Stock in connection therewith or in settlement of securities loans. If the Selling Stockholders engage in such transactions, the applicable conversion price may be affected. From time to time the Selling Stockholders may pledge their shares of Common Stock pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the Selling Stockholders, the broker may offer and sell the pledged shares of Common Stock from time to time.

         In effecting sales, brokers and dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the Selling Stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares of Common Stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold shares of Common Stock at the price required to fulfill the broker- dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares of Common Stock as principal may thereafter resell such shares of Common Stock from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the- counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Shares commissions as described above. The Selling Stockholders may also sell the shares of Common Stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

         The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         The Company is required to pay all fees and expenses incident to the registration of the shares of Common Stock, including fees and disbursements of one counsel (not to exceed $7,500) to the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         In order to comply with certain states' securities laws, if applicable, the shares of Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

                                 LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by its counsel, Haynes and Boone, LLP, Dallas, Texas.


                                    EXPERTS

         The consolidated balance sheet of the Company as of June 30, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 30, 1997 and the statements of operating revenues and direct operating expenses of Collins and Ware Properties for the years ended June 30, 1996 and 1997 appearing in the Company's Annual Report (Form 10-KSB) for the year ended June 30, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

         The statements of net profits interests and royalty interests revenues of certain oil and gas producing properties acquired from pension funds managed by J.P. Morgan Investments for the years ended June 30, 1997, 1996 and 1995 appearing in the Company's Current Report on Form 8-K dated March 19, 1998, as amended by Current Report on Form 8-K/A-2 dated June 8, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The consolidated balance sheet of the Company as of June 30, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 30, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

         The estimates relating to the Company's proved oil and natural gas reserves and future net revenues of oil and natural gas reserves as of June 30, 1997 (other than with respect to the Property Acquisitions) and at December 31, 1997 (other than with respect to the Morgan Properties) incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-KSB for the year ended June 30, 1997, as amended by Form 10-KSB/A filed April 23, 1998 and in the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997 are based upon estimates of such reserves prepared by H.J. Gruy in reliance upon its reports and upon the authority of this firm as experts in petroleum engineering.

         The estimates relating to the Company's proved oil and natural gas reserves and future net revenues of oil and natural gas reserves as of June 30, 1995 and 1996 and estimates relating to the NASGAS Properties at June 30, 1997 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-KSB for the year ended June 30, 1997, as amended by Form 10-KSB/A filed April 23, 1998 are based upon estimates of such reserves prepared by Harper & Associates, Inc. in reliance upon its reports and upon the authority of this firm as experts in petroleum engineering.

         The estimates relating to the Company's proved oil and natural gas reserves and future net revenues of oil and natural gas reserves at June 30, 1997 with respect to the Collins and Ware Properties incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-KSB for the year ended June 30, 1997, as amended by Form 10-KSB/A filed April 23, 1998 are based upon estimates of such reserves prepared by Joe C. Neal & Associates, independent consulting petroleum engineers, in reliance upon its report and upon the authority of this firm as experts in petroleum engineering.

         The estimates relating to the Company's proved oil and natural gas reserves and future net revenues of oil and natural gas reserves at December 31, 1997 with respect to the Morgan Properties incorporated in this prospectus by reference from the Company's Current Report on Form 8-K dated March 19, 1998, as amended by Current Report on Form 8- K/A-1 filed on April 27, 1998 are based upon estimates of such reserves prepared by Ryder Scott, independent consulting petroleum engineers, in reliance upon its report and upon the authority of this firm as experts in petroleum engineering.


            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Pursuant to the Registration Rights Agreement between the Company and the Selling Stockholders, the Company has agreed to indemnify each Selling Stockholder and its officers, directors, agents, brokers, investment advisors, employees and any person who controls such Selling Stockholder against any losses, claims, damages, liabilities, costs and expenses arising out of or relating to (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any Prospectus, including any amendments or supplements thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of of the circumstances under which they were made) not misleading, except to the extent that such liabilities arise out of or are based upon and in conformity with any information furnished in writing to the Company by each respective Selling Stockholder expressly for use in the Registration Statement or and amendment or supplement thereto. In addition, each Selling Stockholder, acting severally and not jointly, under the Registration Rights Agreement has agreed to indemnify the Company and its officers, directors, employees, agents and any person who controls the Company against any losses, claims, damages, liabilities, costs or expenses arising out of or based upon and in conformity with written information furnished by such Selling Stockholder expressly for use in the Registration Statement or an amendment or supplement thereto. However, the foregoing indemnity shall not apply to amounts paid in settlement of any such liability if the settlement is effected without the consent of such Selling Stockholder.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, the issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                              CERTAIN DEFINITIONS

         The following are certain defined terms used in this Prospectus:

"Bbl." One stock tank barrel, or 42 US gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

"Bcf." One billion cubic feet of natural gas.

"Bcfe." One billion cubic feet of natural gas equivalents, converting one Bbl of oil to six Mcf of gas.

"behind-the-pipe." Hydrocarbons in a potentially producing horizon penetrated by a well bore the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the well bore. The hydrocarbons are classified as proved but non-producing reserves.

"BOE." Barrels of oil equivalent (converting six Mcf of natural gas to one Bbl of oil).

"Capital Lease Obligation." It means any obligation which is required to be classified and accounted for as a capital lease obligation in accordance with GAAP, and the amount of indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment date of rent or any other amount due in respect of such obligation.

"Capital Stock." It means any and all shares, interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than debt securities convertible into an equity interest), warrants or options to subscribe for or to acquire an equity interest in such Person.

"Consolidated Interest Expense." It means with respect to any Person for any period, without duplication, (i) the sum of (a) the aggregate amount of cash and noncash interest expense (including capitalized interest) of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP in respect of indebtedness (including, without limitation, (1) any amortization of debt discount, (2) net costs associated with Interest Rate Protection Agreements (including any amortization of discounts), (3) the interest portion of any deferred payment obligation, (4) all accrued interest and (5) all commissions, discounts, commitment fees, origination fees and other similar fees and charges owed with respect to the Senior Credit Facilities and other indebtedness) paid, accrued or scheduled to be paid or accrued during such period; (b) Redeemable Stock dividends of such Person (and of its Restricted Subsidiaries if paid to a Person other than such Person or its Restricted Subsidiaries) declared and payable other than in kind;
(c) the portion of any rental obligation of such Person or its Restricted Subsidiaries in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP; (d) the portion of any rental obligation of such Person or its Restricted Subsidiaries in respect of any Sale and Leaseback Transaction that is indebtedness allocable to interest expense (determined as if such obligation were treated as a Capital Lease Obligation); and (e) to the extent any indebtedness of any other Person (other than Restricted Subsidiaries) is Guaranteed by such Person or any of its Restricted Subsidiaries, the aggregate amount of interest paid, accrued or scheduled to be paid or accrued by such other Person during such period attributable to any such indebtedness; less
(ii) to the extent included in (i) above, amortization or write-off of deferred financing costs of such Person and its Restricted Subsidiaries during such period; in the case of both (i) and (ii) above, after elimination of intercompany accounts among such Person and its Restricted Subsidiaries and as determined in accordance with GAAP.

"Consolidated Net Income." For any Person for any period, the aggregate net income (or net loss, as the case may be) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom, without duplication, (i) the amount of non-cash writedowns attributable to any period ending on or before January 1, 1999 if in compliance with GAAP or Commission guidelines, and plus or minus, as appropriate, foreign currency translation adjustments, all determined on a consolidated basis; (ii) items classified as extraordinary gains or losses net of tax (less all fees and expenses relating thereto); (iii) any gain or loss, net of taxes, on the sale or other disposition of assets (less all fees and expenses relating thereto and including the Capital Stock of any other Person) (but in no event shall this clause (iv) apply to the sale in the ordinary course of business of oil, gas or other hydrocarbons produced or manufactured or other personal property other than oil and gas in place); (v) the net income of any Subsidiary of such specified Person to the extent the transfer to that Person of that income is restricted by contract or otherwise, except for any cash dividends or cash distributions actually paid by such Subsidiary to such Person during such period; (vi) the net income (or loss) of any other Person in which such specified Person or any of its Restricted Subsidiaries has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of such specified Person in accordance with GAAP or is an interest in a consolidated Unrestricted Subsidiary), except to the extent of the amount of cash dividends or other cash distributions actually paid to such Person or its Restricted Subsidiaries by such other Person during such period;
(vii) the net income of any Person acquired by such specified Person or any of its Restricted Subsidiaries in a pooling-of-interests transaction for any period prior to the date of such acquisition; (viii) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan; (ix) any adjustments of a deferred tax liability or asset pursuant to Statement of Financial Accounting Standards No. 109 which result from changes in enacted tax laws or rates; and (x) the cumulative effect of a change in accounting principles.

"development well." A well drilled within the proved boundaries of an oil and natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

"dry well." A development or exploratory well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

"EBITDA." With respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus (i) the sum of, to the extent reflected in the consolidated income statement of such Person and its Restricted Subsidiaries for such period from which Consolidated Net Income is determined and deducted in the determination of such Consolidated Net Income, without duplication, (a) income tax expense (but excluding income tax expense relating to sales or other disposition of assets (including the Capital Stock of any other Person) the gains and losses from which are excluded in the determination of such Consolidated Net Income), (b) Consolidated Interest Expense, (c) depreciation and depletion expense, (d) amortization expense, (e) exploration expense, and (f) any other noncash charges including, without limitation, unrealized foreign exchange losses; less (ii) the sum of, to the extent reflected in the consolidated income statement of such Person and its Restricted Subsidiaries for such period from which Consolidated Net Income is determined and added in the determination of such Consolidated Net Income, without duplication (a) income tax recovery (but excluding income tax recovery relating to sales or other dispositions of assets (excluding the Capital Stock of any other Person) the gains and losses from which are included in the determination of such Consolidated Net Income) and (b) unrealized foreign exchange gains.

"GAAP." It means United States generally accepted accounting principles as in effect on the date of Purchase Agreement.

"gross acres" or "gross wells." The total number of acres or wells, as the case may be, in which a working interest is owned.

"Interest Rate Protection Agreement." It means, with respect to any Person, any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, to or under which such Person is a party or otherwise obligated.

"Lien." With respect to any property, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or other), charge, easement, encumbrance, preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"MBbl." One thousand Bbl.

"MMBbl." One million Bbl.

"Mcf." One thousand cubic feet.

"Mcfe." One thousand cubic feet of natural gas equivalents, converting one Bbl of oil to six Mcf of gas.

"net profits interest." A share of the gross oil and natural gas production from a property, measured by net profits from the operation of the property, that is carved out of the working interest. This is a non-operated interest.

"Obligation." Any principal, interest, premium, penalty, fee and any other liability payable under the documentation governing any indebtedness.

"Person." Any individual, corporation, partnership, joint venture, limited liability company, unlimited liability company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

"Preferred Stock." Capital Stock of any Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"proved developed reserves," "proved developed producing" OR "PDP." Proved developed reserves are oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"proved reserves." The estimated quantities of crude oil, natural gas and gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

"proved undeveloped reserves" or "PUD." Reserves are oil and gas reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

"Redeemable Stock." It means any equity security of a Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including on the happening of an event), is or could become required to be redeemed for cash or other property or is or could become redeemable for cash or other property at the option of the holder thereof, in whole or in part, on or prior to the first anniversary of the Stated Maturity of the Notes; or is or could become exchangeable at the option of the holder thereof for indebtedness at any time in whole or in part, on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that Redeemable Stock shall not include the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock or any security by virtue of the fact that it may be exchanged or converted at the option of the holder for Capital Stock of the Company having no preference as to dividends or liquidation over any other Capital Stock of the Company.

"Restricted Subsidiary." Any Subsidiary of the Company that has not been designated an Unrestricted Subsidiary.

"royalty interest." An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production, free of costs of production.

"Sale and Leaseback Transaction." It means, with respect to any Person, any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a Wholly Owned Restricted Subsidiary of such Person or between one or more Wholly Owned Restricted Subsidiaries of such Person) pursuant to which Property is sold or transferred by such Person or a Restricted Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries.

"SEC PV-10." The present value of proved reserves is an estimate of the discounted future net cash flows from each of the properties at December 31, 1997, or as otherwise indicated. Net cash flow is defined as net revenues less, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. As required by rules of the Commission, the future net cash flows have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. In accordance with Commission rules, estimates have been made using constant oil and natural gas prices and operating costs, at December 31, 1997, or as otherwise indicated.

"secondary recovery." A method of oil and natural gas extraction in which energy sources extrinsic to the reservoir are utilized.

"Senior Credit Facilities." Collectively, one or more senior credit facilities or commercial paper facilities with banks or other institutional lenders (including, without limitation, the credit facility pursuant to the Credit Agreement and the ECT Revolving Credit Agreement), together with any guarantees, security and related documents, as all such credit facilities and documents may be amended, supplemented, extended, increased, refinanced or replaced from time to time.

"Stated Maturity" When used with respect to any security or any installment of principal thereof or interest thereon, it means the date specified in such security as the fixed date on which the principal of such security or such installment of principal or interest is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

"Subordinated Indebtedness." Any Indebtedness of the Company or a Subsidiary Guarantor (whether outstanding on the issue date or thereafter incurred) which is subordinate or junior in right of payment to the Notes or the relevant Subsidiary Guarantor pursuant to a written agreement to that effect.

"Subsidiary." It means (i) another Person which is a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned or controlled by (a) the first Person, (b) the first Person and one or more of its Subsidiaries or (c) one or more of the first Person's Subsidiaries or (ii) another Person which is not a corporation (x) at least 50% of the ownership interest of which and (y) the power to elect or direct the election of a majority of the directors or other governing body of which are controlled by Persons referred to in clause (a), (b) or (c) above.

"Standardized Measure." Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pretax cash inflows. Future income taxes are computed by applying the statutory tax rate to the excess of pretax cash inflows over the Company's tax basis in the associated properties. Tax credits, net operating loss carryforwards, and permanent differences are also considered in the future tax calculation. Future net cash inflows after income taxes are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

"Subsidiary." The subsidiary of a Person means (i) another Person which is a corporation a majority of whose voting stock is at the time, directly or indirectly, owned or controlled by (a) the first Person, (b) the first Person and one or more of its Subsidiaries or (c) one or more of the first Person's Subsidiaries or (ii) another Person which is not a corporation (x) at least 50% of the ownership interest of which and (y) the power to elect or direct the election of a majority of the directors or other governing body of which are controlled by Persons referred to in clause (a), (b) or (c) above.

"Unrestricted Subsidiary." It means (i) each Subsidiary of the Company that the Company has designated pursuant to the indenture for the Notes Offering and
(ii) any Subsidiary of an Unrestricted Subsidiary.

"Voting Stock." It means the Capital Stock of any Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

"Wholly Owned Restricted Subsidiary." Any Restricted Subsidiary to the extent all of the Capital Stock or other ownership interests in such Restricted Subsidiary, other than any directors' qualifying shares mandated by applicable law, is owned directly or indirectly by the Company.

"Wholly Owned Subsidiary." Any Subsidiary of the Company to the extent all of the Capital Stock or other ownership interests in such Subsidiary, other than any directors' qualifying shares mandated by applicable law, is owned directly or indirectly by the Company.

"working interest." The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      Securities and Exchange Commission Registration Fee . . . . . . . . . . . . . . . . . . . . . . .      $21,194
      Nasdaq SmallCap Market Listing Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        7,500
      Transfer Agent Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,000
      Printing Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,000
      Accounting Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,000
      Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       25,000
      Engineer Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          500
      Blue Sky Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          500
      Miscellaneous Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          306
                                                                                                             -------
         Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $66,000
                                                                                                             =======

         All of the above expenses except the Securities and Exchange Commission registration fee and the Nasdaq SmallCap Market listing fee are estimated. All of such expenses will be borne by the Company.

ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides that no director of the Company will be personally liable to the Company or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director. However, this does not apply with respect to any action in which the director would be liable under Section 174 of the General Corporation Law of the State of Delaware ("Delaware Code") nor does it apply with respect to any liability in which the director (i) breached his duty of loyalty to the Company or its stockholders; (ii) did not act in good faith or, in failing to act, did not act in good faith; (iii) acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) derived an improper personal benefit.

         The Certificate of Incorporation of the Company provides that the Company shall indemnify its directors and officers and former directors and officers to the fullest extent permitted by the Delaware Code. Pursuant to the provisions of Section 145 of the Delaware Code, the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee, or agent of the Company, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         The power to indemnify applies to actions brought by or in the right of the Company as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

         The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.     EXHIBITS

        EXHIBIT NO.                                               EXHIBIT
        -----------                                               -------
         3.1           Restated Certificate of Incorporation, filed as Exhibit 4.5 to the Company's Registration
                       Statement on Form S-3 filed with the Securities and Exchange Commission on March 9, 1998,
                       which Exhibit is incorporated herein by reference.

         3.2           Certificate of Designation of Series C Convertible Preferred Stock, filed as an exhibit to the Company's Current Report on Form  8-K dated December 24, 1997,  which Exhibit is incorporated herein by reference.

         3.3           Amended and Restated Bylaws, filed as an Exhibit to the Company's  Current Report on Form 8-
                       K dated May 6, 1997, which Exhibit is incorporated herein by reference.

         4.1           Amended and Restated Securities Purchase Agreement, filed as Exhibit 10.1 to the Company's
                       Current Report on Form  8-K dated July 8, 1998,  which Exhibit is incorporated herein by reference.

         4.2           Registration Rights Agreement, filed as Exhibit 10.3 to the Company's Current Report on
                       Form 8-K dated July 8, 1998, which Exhibit is incorporated herein by reference.
                       Form of Common Stock Purchase Warrant, filed as Exhibit 4.2 to the Company's Current Report

         4.3           on Form 8-K dated July 8, 1998, which Exhibit is incorporated herein by reference.

         *5.1          Opinion of Haynes and Boone, LLP.

         *23.1         Consent of Ernst & Young LLP.

         *23.2         Consent of KPMG Peat Marwick LLP.

         *23.3         Consent of Haynes and Boone, LLP, contained in the opinion filed as Exhibit 5.1.

         *23.4         Consent of H.J. Gruy and Associates, Inc.

         *23.5         Consent of Harper & Associates, Inc.

         *23.6         Consent of Joe C. Neal & Associates.

         *23.7         Consent of Ryder Scott Company.

         *24.1         Power of Attorney, included as part of signature page of this Registration Statement.

--------------

*   Filed herewith.

ITEM 17.     UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                 (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 13th day of August, 1998.

                                   QUEEN SAND RESOURCES, INC.

                                   By:    /s/ Edward J. Munden
                                          -------------------------------------
                                   Name:  Edward J. Munden
                                   Title: Chairman of the Board,
                                          President and Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert P. Lindsay and Bruce I. Benn, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign, execute and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form S-3 under the Securities Act of 1933, including any amendment or amendments relating thereto, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

Signature                                  Title                                               Date
---------                                  -----                                               ----
/s/ Edward J. Munden                       Chairman of the Board, President                    August 13, 1998
--------------------------                 Chief Executive Officer, Director
Edward J. Munden                           (principal executive officer)


/s/ Bruce I. Benn                          Executive Vice President, Secretary                 August 13, 1998
--------------------------                 and Director
Bruce I. Benn


/s/ Ronald I. Benn                         Chief Financial Officer (principal                  August 13, 1998
--------------------------                 financial officer and accounting officer)
Ronald I. Benn


/s/ Robert P. Lindsay                      Chief Operating Officer, Executive Vice             August 13, 1998
--------------------------                 President and Director
Robert P. Lindsay

/S/ TED COLLINS, JR.                       Director                                            August 13, 1998
----------------------------------
Ted Collins, Jr.


/s/ Eli Rebich                             Director                                            August 13, 1998
--------------------------
Eli Rebich

                                 EXHIBIT INDEX


                                                                                                                    SEQUENTIALLY
                                                                                                                      NUMBERED
        EXHIBIT NO.                                               EXHIBIT                                               PAGE
        -----------                                               -------                                           ------------
         3.1           Restated Certificate of Incorporation, filed as Exhibit 4.5 to the Company's Registration
                       Statement on Form S-3 filed with the Securities and Exchange Commission on March 9, 1998,
                       which Exhibit is incorporated herein by reference.

         3.2           Certificate of Designation of Series C Convertible Preferred Stock, filed as an exhibit to the Company's Current Report on Form  8-K dated December 24, 1997,  which Exhibit is incorporated herein by reference.

         3.3           Amended and Restated Bylaws, filed as an Exhibit to the Company's  Current Report on Form 8-
                       K dated May 6, 1997, which Exhibit is incorporated herein by reference.

         4.1           Amended and Restated Securities Purchase Agreement, filed as Exhibit 10.1 to the Company's
                       Current Report on Form  8-K dated July 8, 1998,  which Exhibit is incorporated herein by reference.

         4.2           Registration Rights Agreement, filed as Exhibit 10.3 to the Company's Current Report on
                       Form 8-K dated July 8, 1998, which Exhibit is incorporated herein by reference.
                       Form of Common Stock Purchase Warrant, filed as Exhibit 4.2 to the Company's Current Report

         4.3           on Form 8-K dated July 8, 1998, which Exhibit is incorporated herein by reference.

         *5.1          Opinion of Haynes and Boone, LLP.

         *23.1         Consent of Ernst & Young LLP.

         *23.2         Consent of KPMG Peat Marwick LLP.

         *23.3         Consent of Haynes and Boone, LLP, contained in the opinion filed as Exhibit 5.1.

         *23.4         Consent of H.J. Gruy and Associates, Inc.

         *23.5         Consent of Harper & Associates, Inc.

         *23.6         Consent of Joe C. Neal & Associates.

         *23.7         Consent of Ryder Scott Company.

         *24.1         Power of Attorney, included as part of signature page of this Registration Statement.

--------------

*   Filed herewith.